UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K/A~~ ARLS
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-11887

CANYON RESOURCES CORPORATION
(a Delaware corporation)

84-0800747
(I.R.S. Employer Identification No.)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Registrant's telephone number: (303) 278-8464

Securities registered on The American Stock Exchange
Pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.) Yes ____ No X

The aggregate market value of the 19,266,896 shares of the registrant's voting stock held by non-affiliates on June 30, 2003 was approximately $41,423,826.

At February 20, 2004, there were 25,661,765 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of Form 10-K is incorporated herein by reference to the registrant's definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders, which will be filed with the Commission within 120 days after the end of the registrant's fiscal year.

Total Number of Pages: 56
Exhibit Index: Page 53

Explanatory Note

This Amendment No. 1 on Form 10-K/A (Amendment) amends in their entirety Items 6, 7, 8, 9(a), and 15 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 19, 2004. The purpose of this Amendment is to restate the Company's financial information to account for the Company's stock option plans using variable plan accounting and is more fully described in Note 16 to the Consolidated Financial Statements included in Item 8 of this 10-K/A. All information contained in this Amendment is as of December 31, 2003 and does not reflect any subsequent information or events other than the restatement of financial information referred to above.

PART II

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected information regarding the Company's financial condition and results of operations over the past five years. [1]

	December 31,				
	2003	2002	2001	2000	1999
	---RESTATED---				
Summary of Consolidated Balance Sheets					
Working Capital	$ 4,887,500	$3,982,800	$ 2,916,300	$ 4,054,500	$ 240,300
Current Assets	9,503,400	10,590,700	11,532,800	13,978,200	13,899,200
Total Assets	36,407,600	37,025,900	45,267,500	50,015,900 (2)	71,075,700
Current Liabilities	4,615,900	6,607,900	8,616,500	9,923,700	13,658,900
Long-term Obligations	6,078,800	3,922,600	6,492,400	7,282,000	11,937,700
Total Liabilities	10,694,700	10,530,500	15,108,900	17,205,700	25,596,600
Common Stockholders' Equity	25,712,900	26,495,400	30,158,600	32,810,200	45,479,100
Summary of Consolidated Statements of Operations					
Sales	$13,010,100	$17,377,100	$28,126,000	$34,726,300	$30,904,500
Income (Loss) Before Extraordinary Items and Cumulative Effect of Change in Accounting Principle	(12,478,600)				
Net Income (Loss)	(12,490,300)	(5,481,300)	(7,464,100)	(13,373,000) (5)	844,400 (6)
Net Income (Loss) Per Share (3) Basic and Diluted (4)	(0.56)	(0.29)	(0.54)	(1.14) (5)	0.07 (6)

(1) Financial information has been restated. See Note 16 to the Consolidated Financial Statements.
(2) The Company wrote-down the carrying value of its Briggs Mine assets to fair market value in 2000.
(3) Per share amounts in 1999 have been restated to give effect to the Company's March 24, 2000 1/4 reverse split.
(4) Common stock equivalents had no effect on per share amounts in 1999 and would be antidilutive during 2003, 2002, 2001, and 2000, respectively, as the Company recorded net losses.
(5) Impact of restatement was to increase the Company's net loss by $49,800, or $0.01 per share.
(6) Impact of restatement was to decrease the Company's net income by $72,600, or $0.01 per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

The matters discussed in this report on Form 10-K/A, when not historical matters, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the speculative nature of mineral exploration, commodity prices, production and reserve estimates, environmental and government regulations, availability of financing, judicial proceedings, force majeure events, and other risk factors as described from time to time in the Company's filings with the Securities and Exchange Commission. Most of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise.

Restatement of Financial Information

As further discussed in Note 16 to the Consolidated Financial Statements, the Company has restated its financial statements to account for the Company's stock option plans using variable plan accounting, insofar as the Company has permitted option holders to exercise options by surrendering shares underlying unexercised options in payment of the exercise price of the options. While the Company had accounted for options issued under the plans as fixed awards, it has been determined that variable plan accounting would be appropriate. The use of variable plan accounting requires a charge to compensation expense, commencing at the grant date, in an amount by which the market price of the Company's stock covered by the grant exceeds the option price. This accounting continues and subsequent changes in the market price of the Company's stock from the date of grant to the date of exercise or forfeiture result in a change in the measure of compensation cost for the award being recognized but not resulting in an accumulated adjustment below zero. These adjustments are reflected in the Consolidated Financial Statements with effect as of January 1, 2001 and increased the Company's net loss by $2,462,100, or $0.11 per share in 2003, $107,800 in 2002, and $17,900, in 2001. The adjustments had no effect on per share amounts in 2002 and 2001. The adjustments also increased net losses of years prior to 2001 by $1,876,600 and therefore increased Retained Deficit by $1,876,600 at January 1, 2001. The Company has also restated its results of operations for each of the quarters in 2003 and 2002 as discussed under "Selected Quarterly Financial Data" on page 51. Amounts in the ensuing discussion have been adjusted for these restatements where applicable.

Overview

The Company's financial condition and liquidity improved from December 31, 2002 to December 31, 2003, primarily due to equity financings which resulted in proceeds of $6.5 million and the sale of $3.3 million of 6%, two year convertible debentures. These inflows allowed the Company to absorb negative operating cash flow of $1.0 million, spend $3.2 million on development of the last area of known reserves at the Briggs Mine, and pay down debt by $2.1 million. The Company ended the year with $4.1 million of cash and cash equivalents.

Revenues continued to decline year over year, due to lower production levels, as the Briggs operation nears the end of its mine life. Revenues declined 25% in 2003 from 2002 levels and 54% from 2001 levels. Improving spot gold prices resulted in price realizations of $347 per ounce in 2003 as compared to $300 per ounce in 2002 and $289 per ounce in 2001. Overall, the Company's results of operations reflect higher losses before gains on asset disposals year over year ($12.4 million in 2003; $8.3 million in 2002; and $7.7 million in 2001) as the improvement in price realizations was more than offset by lower aggregate revenues and higher unit costs of sales.

During 2003, the Company continued its litigation efforts with regard to overturning the anti-mining initiative, I-137 in Montana. Oral arguments were heard by the Montana State Supreme Court in October 2003 and the Company expects a ruling during 2004. In addition, the Company commissioned an independent engineering consulting firm to complete a Pre-Feasibility Study and redesign of the McDonald Gold Project.

During 2003, the Company entered into an agreement with Gold Resource Corporation, a private Colorado Corporation, which is an affiliate of, and 40% owned by U. S. Gold Corporation, a public Colorado Corporation, to finance the exploration and possible development of a gold/silver project in the State of Oaxaca, Mexico. The Company, through December 31, 2003, had funded $0.4 million of exploration and metallurgical test work and was committed to fund an additional $0.1 million for engineering work. The Company is presently evaluating those results and will make a determination in the second quarter of 2004 whether to proceed to the next phase, which would require a $3.0 million commitment and allow the Company to earn a 50% interest in the project. Should the Company elect to not proceed with this phase, it will receive 600,000 shares of Gold Resource Corporation as consideration for its funding of $0.5 million of exploration, engineering and metallurgical test work.

Critical Accounting Policies and Estimates

The ensuing discussion and analysis of financial condition and results of operations are based on the Company's consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America and contained within this report on Form 10-K/A. Certain amounts included in or affecting the Company's financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions which cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company's assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; recoverability and timing of gold production from the heap leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); useful lives and residual values of intangible assets; fair value of financial instruments; valuation allowances for deferred tax assets; and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following significant assumptions and estimates affect its more critical practices and accounting policies used in the preparation of its consolidated financial statements.

At least annually, the Company estimates its ore reserves at its producing properties. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of the Company. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. The Company uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates. Changes in ore reserve estimates could significantly affect these items.

The Company produces gold at its Briggs Mine using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon, which precipitates the gold out of solution and onto the carbon. Through the subsequent processes of acid washing and pressure stripping, the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is then processed in an electrowinning circuit, which re-precipitates the gold onto cathodes for melting into gold doré bars. The Company must make certain estimates regarding this overall process, the most significant of which are the amount and timing of gold to be recovered. Although the Company can calculate with reasonable certainty the tonnage and grades of ore placed under leach by engineering survey and laboratory analysis of drill hole samples, the recovery and timing factors are influenced by the size of the ore under leach (crushed or run-of-mine) and the particular mineralogy of a deposit being mined. The Company bases its estimates on laboratory leaching models, which approximates the ore under leach on the heap. From this data, the Company estimates the amount of gold that can be recovered and the time it will take for recovery. The Company continually monitors the actual monthly and cumulative recovery from the heap as a check against the laboratory models, however, ultimate recovery will not be known with certainty until active leaching has stopped and pad rinsing is completed. Because it is impossible to physically measure the amount of gold under leach, the Company calculates, or derives the amount, by taking the difference between the cumulative estimated recoverable gold placed on the heap and the known amount of gold cumulatively produced as doré. Based on a gold price of $400 per ounce, if 5% less gold is recovered than the Company estimates exists on the heap at December 31, 2003, this would have an impact on net income and cash flow of approximately $0.3 million and $0.2 million, respectively. Similar financial impacts would be recognized for varying recovery changes on a pro rata basis. The Company must capture and classify its inventory related costs to achieve the "matching concept" of expenses and revenues as required by generally accepted accounting principles. Costs capitalized to inventory relating to the heap leach pad include i) the direct costs incurred in the mining and crushing of the rock and delivery of the ore onto the heap leach pad, ii) applicable depreciation, depletion and amortization, and iii) allocated indirect mine general and administrative overhead costs. These costs are relieved from this inventory when gold is produced as doré, and added to i) all direct costs incurred in the leaching and refining processes, ii) applicable depreciation, depletion and amortization, and iii) allocated indirect mine general and administrative overhead costs for determining the cost of inventory related to doré. As the Company's estimate of time to recover gold from first being placed under leach to doré production is twelve months, inventory costs are considered a current asset. Based on current reserves, the Briggs Mine will stop loading ore on the heap leach pad in April 2004 and active leaching with cyanide will end in April 2005.

The Company must estimate reclamation and site closure obligations well in advance of actual activities. Estimates are based primarily on environmental and regulatory requirements and the fair value of such obligations are recognized in the period incurred. As additional information is obtained, revised estimates for producing operations are applied prospectively while revisions to estimates for operations already in the reclamation phase are reflected in net income in the period in which the revisions occur.

The Company assesses its producing properties and undeveloped mineral claims and leases for impairment when events or changes in circumstances warrant and at least annually. For producing properties and equipment, an impairment is recognized when the estimated future cash flows (undiscounted and without interest) expected to result in the use of the asset are less than the carrying amount of that asset. Measurement of the impairment loss is based on discounted cash flows. Undeveloped mineral claims and leases are measured on a fair value basis. Fair value with respect to such mineral interests, pursuant to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective January 1, 2002, would generally be assessed with reference to comparable property sales transactions in the market place. However, the Company is pursuing litigation and other courses of action to overturn, modify, or exempt the application of an anti-mining initiative, I-137, passed in Montana that is restricting development of the McDonald and Seven-Up Pete mineral properties. As an active market for regulatory overturns or exemptions and minerals takings lawsuits does not exist, and given the multiple potential outcomes of the litigation and other actions, the use of a decision-analysis technique for estimating fair value is appropriate. This approach combines the projected monetary values (rewards and losses) for each of the possible material outcomes with the estimated probability of occurrence. The expected values associated with potential property development and certain takings outcomes are estimated using the traditional net present value analysis of revenues, costs and capital investment cash flow projections discounted at a risk-adjusted rate reflective of the time periods associated with each possible outcome. Other ending values related to potential takings outcomes are estimated based on takings settlements that have occurred in other market situations. Based on this approach undertaken for the Company by independent consultants, management believes that a reasonable estimate of a fair value in excess of the carrying value of $16,031,400 at December 31, 2003, has been appropriately determined. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Also, the occurrence of past market transactions does not mean that such comparable amounts would be applicable to the Company's situation. Any differences between significant assumptions and market conditions could have a material effect on the fair value estimate. There is also no assurance that the Company will be successful in its litigation or other actions. The Company continually monitors the status of the litigation and will adjust its assumptions as future events or other changes in circumstances occur.

The Company must estimate useful lives and residual values to establish amortization amounts for the carrying values of its intangible assets. These assets, which are comprised of the Company's McDonald and Seven-Up Pete properties, are presently legally constrained from development due to the anti-mining initiative, I-137. The Company has filed lawsuits seeking to have I-137 declared unconstitutional, or alternatively, to obtain a "takings" or damage award for the lost value of the properties. The Company must use considerable judgment in establishing a litigation timeline and possible monetary outcomes, and utilizes external counsel and other consultants to establish these parameters. The Company, as of January 1, 2002, established an amortization period of eight years applied to the carrying values of the properties.

The Company utilizes derivative instruments to mitigate gold price risk for its operations. These transactions are accounted for in accordance with authoritative guidelines, and require the Company to estimate fair values of its derivatives at each reporting date. The unrealized gains and losses resulting from the calculations are included in net income currently, and can result in significant swings from one reporting period to the next depending on the then market price of gold.

The Company must use significant judgment in assessing its ability to generate future taxable income to realize the benefit of its deferred tax assets, which are principally in the form of net operating loss carryforwards and in applying a valuation allowance to all or part of these deferred tax assets using a "more likely than not" criterion.

The Company is subject to litigation as the result of its business operations and transactions. The Company utilizes external counsel in evaluating potential exposure to adverse outcomes from judgments or settlements. To the extent that actual outcomes differ from the Company's estimates, or additional facts and circumstances cause the Company to revise its estimates, net income will be affected.

RESULTS OF OPERATIONS

2003 Compared to 2002

The Company recorded a net loss of $12.5 million, or $0.56 per share, on revenues of $13.0 million in 2003. This compares to a net loss of $5.5 million, or $0.29 per share, on revenues of $17.4 million in 2002. The 2002 results include the benefit of gains on certain asset dispositions of approximately $2.8 million.

During 2003, the Company sold 37,506 ounces of gold and 13,943 ounces of silver at an average realized price of $347 per equivalent gold ounce. During 2002, the Company sold 57,838 ounces of gold and 14,554 ounces of silver at an average realized price of $300 per equivalent gold ounce. The New York Commodity Exchange (COMEX) daily closing gold prices averaged $364 per ounce in 2003 and $310 per ounce in 2002. All of the Company's revenues in 2003 and 2002 were from domestic activities.

The following table summarizes the Company's gold deliveries and revenues in 2003 and 2002.

	2003			2002		
	Gold Ounces	Average Price Per Oz.	Revenue $000's	Gold Ounces	Average Price Per Oz.	Revenue $000's
Deliveries						
Forwards	15,380	$341	$ 5,243	30,600	$269	$ 8,224
Spot sales	22,126	$356	7,872	27,238	$310	8,442
Cash settlement of forwards	-	-	(173)	-	-	(619)
Deferred income	-	-	-	-	-	1,264
	37,506	$345	12,942	57,838	$299	17,311
Other transactions						
Silver proceeds	-	-	68	-	-	66
	37,506	$347	$13,010	57,838	$300	$17,377

Cost of sales was $14.9 million in 2003 compared to $15.5 million in 2002. These amounts include write downs of inventories at the Briggs Mine to net realizable value of $2.8 million and $0.3 million in 2003 and 2002, respectively. The large write-downs of inventories in 2003 were a result of high unit costs of production resulting from lower production levels. In 2003, cost of sales includes all direct and indirect costs of mining, crushing, processing, and overhead expenses of the Company's production operations. In 2002, cost of sales also includes a provision for estimated site reclamation costs accrued on a units-of-production method. See the following paragraph regarding the Company's adoption as of January 1, 2003, of an accounting standard related to asset retirement obligations.

On January 1, 2003, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability. The amortization of the additional property cost (using the units of production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is recorded as a separate operating expense in the Company's Statement of Operations. Prior to adoption of SFAS No. 143, an accrual for the Company's estimated asset retirement obligations (site specific reclamation costs for earthwork, revegetation, water treatment and dismantlement of facilities) was made using the units of production method over the life of the property and was included in cost of sales. Upon adoption of SFAS No. 143, the Company recorded a loss of $11,700 as the cumulative effect of a change in accounting principle. See Note 4 to the Consolidated Financial Statements for further disclosures regarding the Company's adoption of SFAS No. 143.

On January 1, 2002, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 supersedes APB Opinion No. 17, *Intangible Assets* and addresses financial accounting and reporting for intangible assets, acquired individually or with a group of other assets at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. As the Company's mineral interests in the McDonald and Seven-Up Pete properties represent intangible assets as defined in this new standard, the Company, as of January 1, 2002, commenced amortizing the carrying values of these properties taking into account residual values over their useful lives. For the years ended December 31, 2003 and 2002, amortization expense of $2.7 million was recorded each year in connection with adoption of this standard.

Depreciation, depletion, and amortization was lower in 2003 due to a lower number of recoverable ounces mined.

Selling, general, and administration expenses were higher in 2003 due to i) higher compensation accrued in connection with the Company's stock option plans, ii) an increase in investor relations activity, and iii) higher legal and other professional services.

Exploration and development costs were higher in 2003 due to higher costs associated with the Company's McDonald Gold Project which includes higher compensation cost accrued in connection with the Company's stock option plans.

Interest income and expense were not materially different during 2003 and 2002.

The following table summarizes gains on asset dispositions the Company recognized during 2003 and 2002:

	$000s	
	2003	**2002**
Sale of foreign exploration property	-	$1,557
Sale of Briggs crusher	-	1,173
Sales of mineral property interests	$85	71
	$85	$2,801

The Company recorded unrealized mark-to-market gains on its forward gold contracts of $0.3 million and $0.1 million during 2003 and 2002, respectively. These amounts are shown as a separate line item in the other income (expense) section in the Statement of Operations.

There was no current or deferred provision for income taxes during 2003 or 2002. Additionally, although the Company has significant deferred tax assets, principally in the form of operating loss carryforwards, the Company has recorded a full valuation allowance on its net deferred tax assets in 2003 and 2002 due to an assessment of the "more likely than not" realization criteria required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Inflation did not have a material impact on operations in 2003 or 2002. Management of the Company does not anticipate that inflation will have a significant impact on continuing operations.

2002 Compared to 2001

The Company recorded a net loss of $5.5 million, or $0.29 per share, on revenues of $17.4 million in 2002. This compares to a net loss of $7.5 million, or $0.54 per share, on revenues of $28.1 million in 2001. The 2002 results include the benefit of gains on certain asset dispositions of approximately $2.8 million.

During 2002, the Company sold 57,838 ounces of gold and 14,554 ounces of silver at an average realized price of $300 per equivalent gold ounce. During 2001, the Company sold 97,443 ounces of gold and 26,800 ounces of silver at an average realized price of $289 per equivalent gold ounce. The New York Commodity Exchange (COMEX) daily closing gold prices averaged $310 per ounce in 2002 and $271 per ounce in 2001. All of the Company's revenues in 2002 and 2001 were from domestic activities.

The following table summarizes the Company's gold deliveries and revenues in 2002 and 2001.

	2002			2001		
	Gold Ounces	Average Price Per Oz.	Revenue $000's	Gold Ounces	Average Price Per Oz.	Revenue $000's
Deliveries						
Forwards	30,600	$269	$ 8,224	22,900	$274	$ 6,283
Spot sales	27,238	$310	8,442	74,543	$270	20,096
Cash settlement of forwards	-	-	(619)	-	-	126
Deferred income	-	-	1,264	-	-	1,505
	57,838	$299	17,311	97,443	$287	28,010
Other transactions						
Silver proceeds	-	-	66	-	-	116
	57,838	$300	$17,377	97,443	$289	$28,126

Cost of sales was $15.5 million in 2002 compared to $23.3 million in 2001. Cost of sales includes all direct and indirect costs of mining, crushing, processing, and overhead expenses of the Company's production operations, including provisions for estimated site reclamation costs accrued on a units-of-production basis. In addition, during 2002 and 2001, the Company wrote down inventories at the Briggs Mine to net realizable value. These write downs ($0.3 million in 2002 and $1.6 million in 2001) are also included in cost of sales.

Cost of sales per ounce was higher in 2002 due to lower gold production. The lower gold production was principally a result of completing pre-stripping requirements at the Goldtooth deposit, which resulted in significantly lower ore tons and ounces of gold placed on the leach pad for processing and recovery.

Depreciation, depletion, and amortization was lower in 2002 due to lower ounces of recoverable gold mined, despite inclusion of the amortization of other intangible assets described in the following paragraph of which there was no comparable activity in 2001.

On January 1, 2002, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 supersedes APB Opinion No. 17, *Intangible Assets* and addresses financial accounting and reporting for intangible assets, acquired individually or with a group of other assets at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. As the Company's mineral interests in the McDonald and Seven-Up Pete properties represent intangible assets as defined in this new standard, the Company commenced amortizing the carrying values of these properties taking into account residual values over their useful lives. For the year ended December 31, 2002, amortization expense of $2.7 million was recorded in connection with adoption of this standard.

Selling, general, and administration expenses were higher in 2002 due principally to higher compensation accrued in connection with the Company's stock option plans and an increase in investor relations activity.

Exploration and development costs were higher in 2002 due to higher costs associated with the Company's McDonald Gold Project.

Interest income was lower in 2002 due to lower cash balances and yields. Interest expense was lower due to lower principal balances and interest rates.

The following table summarizes gains on asset dispositions the Company recognized during 2002 and 2001:

	$000s	
	2002	2001
Sale of foreign exploration property	$1,557	$250
Sale of Briggs crusher	1,173	-
Sales of mineral property interests	71	-
Other	-	(49)
	$2,801	$201

The Company recorded an unrealized mark-to-market gain on its forward gold contracts of $0.1 million during 2002, and an unrealized mark-to-market loss of $0.6 million during 2001. These amounts are shown as a separate line item in the other income (expense) section in the Statement of Operations.

During 2001, the Company entered into a 20,000 ounces forward position and financially settled the contract with its counterparty, which resulted in a gain of $0.2 million. This amount is included in other income in the Statement of Operations. There was no comparable activity in 2002.

There was no current or deferred provision for income taxes during 2002 or 2001. Additionally, although the Company has significant deferred tax assets, principally in the form of operating loss carryforwards, the Company recorded a full valuation allowance on its net deferred tax assets in 2002 and 2001 due to an assessment of the "more likely than not" realization criteria required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

Inflation did not have a material impact on operations in 2001 or 2000.

LIQUIDITY & CAPITAL RESOURCES

***Liquidity*:**

The Company believes that its cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from operations, and cash raised from financing activities subsequent to year end. The Company's long-term liquidity may be impacted by the scheduled wind down of operations at the Briggs Mine during 2004-2005, which is currently the only internal source of cash flow. The Company is continually evaluating business opportunities such as joint ventures and mergers and acquisitions with the objective of creating additional cash flow to sustain the corporation, provide a future source of funds for growth, as well as to continue its litigation efforts with respect to the McDonald Gold Project. Moreover, should the I-137 legal impediment be removed through litigation or voter initiative (See "Other Matters – McDonald Gold Project – Anti-Mining Initiative"), significant capital will be necessary to resume permitting and ultimately develop the McDonald Gold Project. While the Company believes it will be able to finance its continuing activities, there are no assurances of success in this regard or in the Company's ability to obtain additional financing through capital markets, joint ventures, or other arrangements in the future. If management's plans are not successful, operations and liquidity may be adversely impacted.

***Summary of 2003 Cash Flows*:**

The Company's cash and cash equivalents increased $3.7 million during 2003 to $4.1 million at year-end. The increase was a result of net cash used in operations of $1.0 million, net cash used in investing activities of $3.1 million and $7.8 million of net cash provided by financing activities.

***Operating Activities*:**

Operations used $1.0 million of cash in 2003 as compared to using $2.8 million of cash in 2002. During 2001, positive operating cash flow of $3.5 million was achieved. The improvement in 2003 operating cash flow as compared to 2002 was a result of favorable working capital changes, principally related to a drawdown of 17,877 ounces on the heap leach pad and to a larger amount of mining costs devoted to development work. Positive operating cash flow in 2001 was achieved because of higher gold sales.

***Investing Activities*:**

Capital Expenditures

Capital expenditures in 2003 totaled $3.2 million - essentially related to development of the North Briggs Layback at the Briggs Mine.

Capital expenditures in 2002 totaled $1.1 million - essentially to complete development of the Goldtooth deposit at the Briggs Mine.

Capital expenditures in 2001 totaled $3.5 million. Major components were development of the North Briggs deposit, and expansion of the leach pad capacity to accommodate all currently known reserves to be mined.

Asset Dispositions

During 2003 and 2002, the Company received proceeds of approximately $0.2 million and $0.3 million, respectively, in connection with the sales of certain mineral property interests in western Montana. During 2002, expenses associated with the sales totaled approximately $0.4 million.

During 2002, the Company received proceeds of approximately $2.6 million from the sale of the Briggs Mine crusher.

During 2002 and 2001, the Company received proceeds of approximately $1.5 million and $0.3 million, respectively, in connection with the sale of an exploration property.

During 2001, the Company received proceeds of approximately $0.4 million through the sale of certain non-mineralized lands from the McDonald Gold Project.

Financing Activities:

Common Stock Issues for Cash

In August 2003, the Company completed an exchange offer ("Offer") with certain holders of outstanding warrants to purchase 1,602,800 shares of the Company's common stock at a price of $1.67 per share. The Offer allowed, at the warrant holder's option, the opportunity to exchange funds representing a new exercise price of $1.35 per share and the outstanding warrant in exchange for shares of common stock and a new warrant with an exercise price of $1.67 per share that expires on September 30, 2004. Warrants tendered to the Company in the Offer resulted in proceeds of approximately $1.9 million and the Company issuing 1,419,900 shares of its common stock and new warrants to purchase 1,419,900 shares of its common stock at an exercise price of $1.67 per share. Warrants not tendered in the Offer representing 182,900 shares were subsequently exercised at $1.67 per share resulting in proceeds of approximately $0.3 million and the Company issuing 182,900 shares of its common stock.

During the period September through October 2003, the Company issued 2,307,400 shares of common stock and warrants to purchase 2,307,400 shares of common stock in a private placement, raising approximately $4.1 million. The warrants have an expiration date of December 1, 2005, and are exerciseable at a price of $1.98 per share through December 1, 2004, or at a price of $2.16 per share through December 1, 2005. As of December 31, 2003, warrants to purchase 27,800 shares of common stock had been exercised, resulting in proceeds of approximately $0.1 million.

During 2003, exercise of employee stock options resulted in proceeds of approximately $0.1 million and the Company issuing 109,200 shares of its common stock.

During the period January through April 2002, the Company issued 1,832,800 shares in private placements, raising approximately $2.2 million.

In December 2001, the Company issued 1,897,100 shares in a private placement, raising approximately $1.7 million.

During the period January through February 2001, the Company issued 652,700 shares in a private placement, raising approximately $0.4 million.

Debenture Sales

In March 2003, the Company completed a private placement financing of 6%, two year convertible debentures, raising approximately $3.3 million. The debentures require quarterly interest payments, and the holders have the right to convert principal to common stock of the Company, subject to certain adjustments, at any time at a conversion rate of $1.38 per share of common stock. During 2003, approximately $0.6 million of principal was converted to 452,900 shares of common stock.

Credit Arrangements

CR Briggs Loan Facility

On December 6, 1995, the Company's wholly-owned subsidiary, CR Briggs Corporation, obtained a $34.0 million loan facility to finance the capital requirements of mine construction and working capital for its Briggs Mine in California. The outstanding balance on this facility ($1.2 million) was paid off on February 28, 2003 with proceeds from the aforementioned sale of debentures.

Equipment Lease Buyouts

The Company has arranged from time-to-time to finance certain equipment lease buy-outs with Caterpillar Finance. In January 2003, the Company exercised a lease purchase option to buy the mining fleet at the Briggs Mine for approximately $1.6 million at an interest rate of 6.75%. During 2003, principal payments of approximately $0.6 million were made in connection with the financing. Financing terms on other equipment acquired prior to 2003 required payments of approximately $10,000 per month at an interest rate of 9.9%. Principal payments of $68,100 and $102,000 were made during 2002 and 2001, respectively, in connection with the financings.

Surety Bonds

Certain bonds have been issued aggregating $4.0 million for the performance of reclamation obligations and other contingent events at the Briggs Mine. At December 31, 2003, the Surety held the following collateral for such bonds: (i) cash in the amount of $150,800; (ii) a bank Letter of Credit in the amount of $249,000 which is collateralized with cash; and (iii) a security interest in 28,000 acres of real property mineral interests in Montana. In 2000, the Company agreed to make additional cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. The Company has not made any deposits to date, and is in discussions with the Surety to reschedule the deposit requirements. If an acceptable rescheduling of the deposit requirements cannot be agreed to, the Surety could seek to terminate the bonds which could result in the Company becoming liable for the principal amounts under its collateral agreement with the Surety.

Purchase of the McDonald Gold Project

On September 25, 1997, the Company, together with its wholly-owned subsidiary CR Montana Corporation (CR Montana), purchased a 72.25% participating interest and underlying assets in the SPV from CR Montana's partner in the SPV, Phelps Dodge Corporation (Phelps Dodge). The Company and its wholly-owned subsidiary now own 100% of the SPV. The SPV includes the McDonald Gold Project near Lincoln, Montana. The Company made an initial payment of $5 million and is required to make a final payment of $10 million upon issuance of all permits required for construction of the McDonald Gold Project, or alternatively, one-third of any proceeds received from a takings lawsuit. (See "Other Matters – McDonald Gold Project - Anti-Mining Initiative").The purchase payments are collateralized only by the 72.25% participating interest and underlying assets in the SPV transferred from Phelps Dodge to the Company and CR Montana in this transaction, and the 50% co-tenancy interest in certain real property also transferred to the Company and CR Montana.

Outlook:

Operations

The Briggs Mine is expected to produce approximately 35,000 ounces of gold in 2004 at cash operating costs of approximately $200 per ounce. Capital spending of approximately $0.3 million is anticipated, to complete development of the North Briggs Layback reserve. The Company anticipates active mining to be concluded in April 2004, with reclamation of the waste dumps commencing thereafter, at a cost of approximately $0.7 million. Ore on the heap leach pad will be actively leached throughout 2004. The Company expects to close-out its hedge position which existed at December 31, 2003 (3,820 ounces of floating rate forward contracts at an average price of approximately $377 per ounce), by delivery of gold during the first half of 2004.

The Company expects to spend approximately $0.2 million on closure activities at the Kendall Mine during 2004. This estimate is based on the likelihood that only pad recontouring work will be undertaken in 2004 as a result of the Montana Department of Environmental Quality's decision to require an Environmental Impact Statement before proceeding with reclamation activities. See "Other Matters - Environmental Regulation."

Expenditures at the McDonald Gold Project for legal and land holding costs are expected to be approximately $0.5 million in 2004. In addition, the Company expects to participate financially in a proposed modification of the anti-mining initiative, I-137, for the November 2004 ballot which, if enacted, would allow use of cyanide leaching in open-pit mines with appropriate engineering practices and environmental safeguards.

Financing

At December 31, 2003, the Company had outstanding warrants issued in connection with previous transactions as follows: i) warrants to purchase 1,419,900 shares of common stock at an exercise price of $1.67 per share, which expire on September 30, 2004 and ii) warrants to purchase 2,279,600 shares of common stock at a price of $1.98 per share through December 1, 2004, or at a price of $2.16 per share through December 1, 2005. Aggregate proceeds of approximately $7.3 million would be realized on exercise of these warrants.

In January 2004, the Company filed a shelf registration on Form S-3 to register up to $25 million of securities, which may consist of common stock and/or warrants. The registration statement provides flexibility for possible future sales of the registered securities, the proceeds of which would be used for exploration, continued funding of existing projects, working capital, and general corporate purposes.

In March 2004, the Company raised $7,127,300 through the sale of 1,631,000 shares of common stock at a price of $4.37 per share. The shares were registered through the aforementioned shelf registration statement declared effective by the Securities and Exchange Commission on February 27, 2004.

Contractual Obligations

The Company's contractual obligations are as follows:

		Payments due by Period			
	Total	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Long-term debt obligations [(1)]	$3,921,900	$1,221,200	$2,700,700	$ -	$ -
Capital lease obligations	59,800	23,200	36,600	-	-
Operating lease obligations	29,800	29,800	-	-	-
Purchase obligations [(2)]	1,285,600	1,285,600	-	-	-
Other long-term liabilities	4,303,700	932,500	3,371,200	-	-
Total	$9,600,800	$3,492,300	$6,108,500	$ -	$ -

(1) Includes $2,674,000 of convertible debentures due March 1, 2005, which can be converted by the holder at any time to common stock of the Company at a conversion rate of $1.38 per share of common stock.

(2) One year purchase contract for cyanide consumption at the Briggs Mine of $1,185,600 and commitment to fund $100,000 of engineering work at the El Aguila project in Mexico.

Other Matters:

McDonald Gold Project

Anti-Mining Initiative

In November 1998, the Montana electorate passed an anti-mining initiative (I-137) by a vote of 52% to 48%. I-137, as modified by the State Legislature in April 1999, bans development of new gold and silver mines, which use open-pit mining methods and cyanide in the treatment and recovery process. In April 2000, the SPV filed lawsuits in Montana State District Court and in the United States District Court, seeking to have I-137 declared unconstitutional, or, alternatively, to obtain a "takings" or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. These lawsuits are based on, amongst others, (i) the right not to be deprived of property without due process of law; (ii) the right to equal protection under the laws; and (iii) the right to be protected against laws which impair the obligations of existing contracts. The United States District Court issued a ruling August 30, 2001 in which the Court dismissed the SPV's substantive due process claim but, as requested by the SPV, ruled that the remainder of the SPV's claims could be pursued at such time as the State lawsuit was concluded. The Montana State District Court issued a ruling November 1, 2001 in response to a Motion to Dismiss and a Motion For Summary Judgment by the State of Montana. In this ruling, the Court dismissed four of the SPV's fourteen counts, including its substantive due process and equal protection challenges to I-137's validity. The decision maintained for adjudication the contract impairment validity challenge, contract damage claims, and all of the takings claims. Following the November 2001 ruling by the State District Court, the State filed a new Motion for Summary Judgment as to all claims. In an Order dated December 9, 2002, the Court granted the State Summary Judgment on all of the remaining legal claims of the Company's lawsuit. On January 14, 2003, the Company filed an appeal with the Montana State Supreme Court of the State District Court Order. Oral arguments were heard by the Montana State Supreme Court on October 28, 2003. The Company expects a ruling during 2004.

On March 2, 2004, the Montana Mining Association filed the language of a proposed new initiative to be placed before the voters of Montana at the November 2, 2004 ballot which, if enacted, would allow use of cyanide leaching in open-pit gold mines with appropriate engineering practices and environmental safeguards. If qualified for the ballot and then enacted by citizen vote in November 2004, this new initiative would make unnecessary any favorable court action on behalf of the Company's legal actions and would allow the Company to resume permitting of the McDonald Gold Project. In any case, the Company will continue its legal efforts until the I-137 impediment is removed.

State Leases

On September 24, 1998, the Montana Department of Natural Resources (DNRC), the entity that administers state mineral leases, unilaterally decided to cancel the permitting extension of the 10-year lease term of the state leases that pertain to the McDonald Gold Project which would require the Company, after a period of approximately seventeen months, to commence paying a delay rental of $150,000 per month in order to maintain the leases. In February 2000, pursuant to its September 1998 decision, the DNRC determined that the primary terms of the mineral leases had expired. The Company appealed the action of the DNRC in an administrative hearing process and the DNRC Hearing Examiner affirmed the DNRC action. It is the Company's position that the permitting process has been interrupted by the threat and passage of I-137 and, thus, the permit extension is continued until the governmental impediment is resolved. As part of the I-137 lawsuit filed in April 2000 against the State of Montana, the Company asked the court to review and invalidate the DNRC's action, however, the court, in its December 9, 2002 order as described in the preceding paragraph, denied the Company's petition for judicial review. On January 14, 2003, the Company filed an appeal with the Montana State Supreme Court. Oral arguments were heard by the Montana State Supreme Court on October 28, 2003. The Company expects a ruling during 2004.

The proposed new initiative described above contains a provision which, if enacted, would restore all contractual interest or right in a mineral estate which was diminished or lost as a consequence of the enactment of I-137 to the same rights at the date of the enactment of I-137 (November 3, 1998). Since the state mineral leases were in full force and effect on November 3, 1998, the proposed new initiative, if qualified for the ballot and then enacted by citizen vote in November 2004, would restore the state mineral leases to full validity.

Kendall Mine

Lawsuit and Preliminary Injunction

In October 2001, a Plaintiff group filed suit in Montana District Court against the Company and its wholly-owned subsidiary, CR Kendall Corporation, alleging violation of water rights and other torts in connection with the operation of the Kendall Mine. The Complaint seeks unspecified damages and punitive damages. The Company believes the allegations are completely without merit and that the Company will prevail in this matter.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Plaintiff group in connection with the Company's auction of certain mineral rights and fee lands in western Montana. In October 2002, the Court issued a Supplemental Order which will sequester up to $528,000 of any proceeds realized from the auction until such time as the lawsuit is concluded. As of December 31, 2003, $267,800 had been remitted to the Court as required by the Order. Including interest earned on the funds remitted, the Court held $272,100 as of December 31, 2003.

Environmental Regulation

In 1995, the Montana State Legislature passed legislation which streamlined the permitting process of new industrial projects by reorganizing the several state agencies that had jurisdiction over environmental permitting into one new central agency, the Department of Environmental Quality (DEQ). This agency is responsible for acting on an application for a Hard Rock Mining Operating Permit in connection with a Plan of Operations filed by the Seven-Up Pete Joint Venture for the McDonald Gold Project. This permit, as well as several other local, state and federal permits, including a joint state and federal Environmental Impact Statement (EIS), will be required before permits can be issued. There are no assurances that all permits will be issued nor that, in the event they are issued, such issuances will be timely, nor that conditions contained in the permits will not be so onerous as to preclude construction and operation of the project. Moreover, with the passage of I-137 in November 1998, the Company cannot presently proceed with permitting and development of the McDonald Gold Project.

The Kendall Mine operates under permits granted by the Montana Department of Environmental Quality (DEQ). Costs incurred for reclamation and closure activities at the Kendall Mine in 2003, 2002, and 2001 were $0.3 million, $0.2 million, and $0.5 million, respectively. Costs to date total $7.9 million and the Company's estimate of total costs to achieve mine closure is $9.1 million. The Company has $1,920,100 on deposit in an interest bearing account with the DEQ for reclamation at the Kendall Mine. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (EIS) is needed for completion of reclamation at Kendall. The Company feels that it is crucial that reclamation proceed at Kendall without further delay and, therefore, disagrees with the agency decision, and is presently evaluating its course of action with regard to the DEQ's action. The Company's estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS.

The Briggs Mine operates under permits granted by various agencies including the U.S. Bureau of Land Management (BLM), Inyo County, the California Department of Conservation, and the Lahontan Regional Water equality Control Board (Lahontan). These agencies have jointly required the Company to post a reclamation bond in the amount of $3,030,000 to ensure appropriate reclamation. Additionally, the Company was required by Lahontan to post a $1,010,000 bond to ensure adequate funds to mitigate any "foreseeable release" of pollutants to state waters. Both bonds are subject to annual review and adjustment.

In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (CDCA), new open-pit metal mine projects must be backfilled during reclamation and any disturbances to sacred sites must be mitigated to the sole satisfaction of the Native American tribe. The Company's Briggs project is located in the Panamint Range within the designated limited use land of the CDCA and the nearby Timbisha Shoshone Native American tribe has stated that they consider the entire project area to be sacred. The Company could be prohibited from developing any additional gold deposits in the Panamint Range due to passage of this law.

On December 12, 2002, the California State Mining and Geology Board (CSMGB) enacted an Emergency Backfill Regulation, for 120 days, that essentially requires that all future metal mines be backfilled to the original contour of the landscape. On April 10, 2003, the CSMGB made this Backfill Regulation permanent. Because of the high cost of backfilling, this regulation essentially eliminates any potential new mines on the Company's properties in the Panamint Range.

Based upon current knowledge, the Company believes that it is in material compliance with all applicable environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted or of the standards being promulgated by federal and state authorities.

Federal Legislation

Legislation has been introduced in prior sessions of the United States Congress to modify the requirements applicable to mining claims on federal lands under the Mining Law of 1872. To date, no such legislation has been enacted. The timing and exact nature of any mining law changes cannot presently be predicted, however, the Company will continue its active role in industry efforts to work with Congress to achieve responsible changes to mining law.

Gold Prices, Price Protection Arrangements, and Associated Risks

The Company's revenues, earnings and cash flow are strongly influenced by world gold prices, which fluctuate widely and over which the Company has no control. The Company's price protection strategy is to provide an acceptable floor price for a portion of its production in order to meet minimum coverage ratios as required by loan facilities while providing participation in potentially higher prices. Production not subject to loan covenants has historically been sold at spot prices. The risks associated with price protection arrangements include opportunity risk by limiting unilateral participation in upward prices; production risk associated with the requirement to deliver physical ounces against a forward commitment; and credit risk associated with counterparties to the hedged transaction. The Company believes its production risk is minimal, and furthermore, has the flexibility to selectively extend maturity dates on its forward commitments. With regard to credit risk, the Company uses only creditworthy counterparties and does not anticipate any non-performance by such counterparties. The Company, however, could be subject to cash margin calls by its counterparties if the market price of gold significantly exceeds the forward contract price which would create additional financial obligations.

Recently Issued Accounting Standards

Effective January 1, 2003, the Company adopted Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN No. 45). FIN No. 45 broadens the disclosures to be made by the guarantor about its obligations under certain guarantees. FIN No. 45 also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. Adoption of FIN No. 45 did not have an impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, (FIN No. 46) which provides guidance on the identification and reporting for entities over which control is achieved through means other than voting rights. FIN No. 46 defines such entities as variable interest entities (VIEs). A FASB Staff Position issued in October 2003 deferred the effective date of FIN No. 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46R) which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities created after December 15, 2003. Application for entities created before January 1, 2004 is required in financial statements for periods ending after March 15, 2004. The Company believes it has no such variable interest entities and as a result FIN No. 46 did not have an impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 did not have any impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* providing guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS No. 150 was originally effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003, and was to be applied prospectively. However, on October 29, 2003, the FASB decided to defer the provisions of paragraphs nine and ten of SFAS No. 150 as they apply to mandatorily redeemable non-controlling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS No. 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The FASB also decided to (i) preclude any "early" adoption of the provisions of paragraphs nine and ten for these non-controlling interests during the deferral period; and (ii) require the restatement of any financial statements that have been issued where those provisions were applied to mandatorily redeemable non-controlling interests. SFAS No. 150 did not have any impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

Dividends

Since the Company's inception, no cash dividends have been paid. For the foreseeable future, it is anticipated that the Company will use any earnings to finance its growth and that dividends will not be paid to shareholders.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Canyon Resources Corporation:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated operations, of changes in stockholders' equity and of cash flows, present fairly, in all material respects, the financial position of Canyon Resources Corporation and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the Consolidated Financial Statements, the Company has restated its financial statements for the years ended December 31, 2003, 2002 and 2001.

As explained in Notes 3 and 4 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations effective January 1, 2003, its method of accounting for intangible assets, effective January 1, 2002 and its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Denver, Colorado
March 19, 2004, except for
Note 16, as to which the date is May 27, 2004

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003 (Restated)	December 31, 2002 (Restated)
ASSETS		
Cash and cash equivalents	$ 4,139,800	$ 430,800
Restricted cash	307,100	375,100
Accounts receivable	128,200	6,800
Metal inventories	4,238,300	8,787,700
Materials and supplies	128,900	187,900
Prepaid and other current assets	561,100	802,400
Total current assets	9,503,400	10,590,700
Property and equipment, at cost		
Producing properties	50,265,100	43,347,000
Other	940,000	916,300
	51,205,100	44,263,300
Accumulated depreciation and depletion	(43,609,300)	(38,905,400)
Net property and equipment	7,595,800	5,357,900
Undeveloped mineral claims and leases, net	16,031,400	18,703,300
Restricted cash	2,819,900	2,294,700
Other noncurrent assets	457,100	79,300
Total Assets	$36,407,600	$37,025,900
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,138,200	$ 3,908,700
Notes payable – current	1,037,400	1,355,600
Capital leases – current	20,400	167,400
Accrued reclamation costs	932,500	228,000
Unrealized loss on derivative instruments	147,200	487,600
Other current liabilities	340,200	460,600
Total current liabilities	4,615,900	6,607,900
Notes payable – long term	2,674,000	-
Capital leases – long term	33,600	28,400
Accrued reclamation costs	3,371,200	3,894,200
Total liabilities	10,694,700	10,530,500
Commitments and contingencies (Note 9)		
Common stock ($.01 par value) 50,000,000 shares authorized; issued and outstanding: 25,593,800 at December 31, 2003; and 18,853,400 at December 31, 2002	255,900	188,500
Capital in excess of par value	116,864,400	104,966,300
Deferred compensation	(264,200)	(6,500)
Deficit	(91,143,200)	(78,652,900)
Total Stockholders' Equity	25,712,900	26,495,400
Total Liabilities and Stockholders' Equity	$36,407,600	$37,025,900

The accompanying notes are an integral part of these consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003 (Restated)	2002 (Restated)	2001 (Restated)
REVENUE			
Sales	$13,010,100	$17,377,100	$28,126,000
EXPENSES			
Cost of sales (exclusive of depreciation, depletion, and amortization)	14,906,200	15,464,300	23,327,700
Depreciation, depletion, and amortization	5,854,500	8,054,700	9,757,700
Selling, general and administrative	3,927,600	1,433,100	1,270,600
Exploration and development costs	968,500	597,600	482,100
Accretion expense	186,100	-	-
Gain on asset disposals	(85,300)	(2,801,100)	(201,400)
	25,757,600	22,748,600	34,636,700
OTHER INCOME (EXPENSE)			
Interest income	52,300	57,000	133,100
Interest expense	(273,800)	(283,800)	(706,400)
Unrealized gain (loss) on derivative instruments	340,400	110,000	(597,600)
Other	150,000	7,000	217,500
	268,900	(109,800)	(953,400)
Loss before cumulative effect of change in accounting principle	(12,478,600)	(5,481,300)	(7,464,100)
Cumulative effect of change in accounting principle	(11,700)	-	-
Net loss	($12,490,300)	($ 5,481,300)	($ 7,464,100)
Basic and diluted net loss per share:			
Loss before cumulative effect of change in accounting principle	($ 0.56)	($ 0.29)	($ 0.54)
Cumulative effect of change in accounting principle	-	-	-
Basic and diluted net loss per share	($ 0.56)	($ 0.29)	($ 0.54)
Weighted average shares outstanding	22,487,100	18,854,500	13,743,200

The accompanying notes are an integral part of these consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Number of Shares	Common Stock At Par Value	Capital In Excess of Par Value	Deferred Compensation	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Common Stockholders' Equity
Balances, December 31, 2000, as previously reported	12,499,200	$125,000	$96,516,100	-	($63,830,900)		$32,810,200
Adjustments (Note 16)	-	-	1,876,600	-	(1,876,600)		-
Balances, January 1, 2001, as adjusted	12,499,200	125,000	98,392,700	-	(65,707,500)		32,810,200
Stock issued for cash	2,549,800	25,500	2,081,800	-			2,107,300
Stock issued in payment of land acquired and royalty assignment	1,250,000	12,500	1,395,000	-			1,407,500
Exercise of stock option	7,700	100	(100)	-			-
Other equity changes [1]			17,900	-			17,900
Comprehensive income							
Net (loss) **(Restated)** [2]	-	-	-	-	(7,464,100)		(7,464,100)
Other comprehensive income (loss)							
Transition adjustment [3]	-	-	-	-	-	3,084,300	3,084,300
Reclassification adjustments:							
Deferred hedging gains recognized in net income	-	-	-	-	-	(1,505,200)	(1,505,200)
Net gain on forward gold contracts recognized in net income	-	-	-	-	-	(315,100)	(315,100)
					-	(1,820,300)	(1,820,300)
Unrealized gain on securities	-	-	-	-	-	15,800	15,800
Other comprehensive income	-	-	-	-	-	1,279,800	1,279,800
Comprehensive (loss) **(Restated)** [2]	-	-	-	-	-	-	(6,184,300)
Balances, December 31, 2001, as restated	16,306,700	163,100	101,887,300	-	(73,171,600)	1,279,800	30,158,600
Stock issued for cash	1,832,800	18,300	2,153,200				2,171,500
Stock issued in payment of goods and services	567,600	5,700	720,900				726,600
Other stock issued	97,000	900	91,100				92,000
Exercise of stock options	49,300	500	(500)				-
Other equity changes [1]			114,300	(6,500)			107,800
Comprehensive loss							
Net (loss) **(Restated)** [2]	-	-	-	-	(5,481,300)		(5,481,300)
Other comprehensive (loss)							
Reclassification adjustments:							
Deferred hedging gains recognized in net income	-	-	-	-	-	(1,264,000)	(1,264,000)
Gain on securities recognized in net income	-	-	-	-	-	(15,800)	(15,800)
Other comprehensive (loss)	-	-	-	-	-	(1,279,800)	(1,279,800)
Comprehensive (loss) **(Restated)** [2]	-	-	-	-	-	-	(6,761,100)
Balances, December 31, 2002, as restated	18,853,400	$188,500	$104,966,300	($6,500)	($78,652,900)	-	$26,495,400

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY, continued

	Common Stock Number of Shares	Common Stock At Par Value	Capital In Excess of Par Value	Deferred Compensation	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Common Stockholders' Equity
Balances, December 31, 2002, as restated	18,853,400	$188,500	$104,966,300	($6,500)	(78,652,900)	-	$26,495,400
Stock issued for cash	2,307,400	23,100	4,130,200	-			4,153,300
Stock issued in payment of goods and services	2,099,600	21,000	1,931,600	-			1,952,600
Other stock issued	140,700	1,400	147,500	-			148,900
Exercise of stock options	109,200	1,100	87,400	-			88,500
Exercise of warrants	1,630,600	16,300	2,261,100	-			2,277,400
Conversion of debentures	452,900	4,500	620,500	-			625,000
Other equity changes [(1)]	-	-	2,719,800	(257,700)			2,462,100
Comprehensive loss							
Net (loss) **(Restated)** [(2)]	-	-	-	-	(12,490,300)		(12,490,300)
Other comprehensive (loss)	-	-	-	-		-	-
Comprehensive (loss) **(Restated)** [(2)]	-	-	-	-	-	-	(12,490,300)
Balances, December 31, 2003, as restated	25,593,800	$255,900	$116,864,400	($264,200)	($91,143,200)	-	$25,712,900

(1) Compensation expense determined under variable plan accounting for the Company's stock option plans.

(2) See Note 16 for further discussion of the restatements of net (loss) for the years ended December 31, 2003, 2002, and 2001 and Retained Deficit at January 1, 2001.

(3) Fair market value of the Company's forward gold contracts and deferred hedging gains derecogonized as liabilities upon adoption of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

The accompanying notes are an integral part of these consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003 (Restated)	2002 (Restated)	2001 (Restated)
Cash flows from operating activities:			
Net loss	($12,490,300)	($5,481,300)	($ 7,464,100)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and depletion	5,854,500	8,054,700	9,757,700
Amortization of financing costs	12,200	55,800	167,500
Cumulative effect of change in accounting principle	11,700	-	-
Gain on asset dispositions	(85,300)	(2,801,100)	(201,400)
Unrealized (gain) loss on derivative instruments	(340,400)	(110,000)	597,600
Reclassification adjustment of other comprehensive income	-	(1,279,800)	(1,505,200)
Non-cash compensation expense	2,462,100	107,800	17,900
Other	148,900	92,100	-
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(121,400)	16,000	745,300
(Increase) decrease in inventories	4,354,700	(973,500)	(47,100)
(Increase) decrease in prepaid and other assets	(292,800)	102,800	(132,300)
Increase (decrease) in accounts payable and accrued liabilities	786,100	(493,400)	368,500
Increase (decrease) in other liabilities	(855,100)	(20,000)	1,338,900
Increase in restricted cash	(397,700)	(31,800)	(108,900)
Total adjustments	11,537,500	2,719,600	10,998,500
Net cash provided by (used in) operating activities	(952,800)	(2,761,700)	3,534,400
Cash flows from investing activities:			
Purchases and development of property and equipment	(3,232,500)	(1,059,100)	(3,554,700)
Proceeds from asset dispositions	229,400	3,987,500	664,700
Earnest money received (applied)	(27,600)	62,700	-
Increase in restricted cash	(59,500)	(243,200)	-
Net cash provided by (used in) investing activities	(3,090,200)	2,747,900	(2,890,000)
Cash flows from financing activities:			
Issuance of stock	6,519,200	2,171,500	2,107,300
Proceeds from sale of debentures	3,299,000	-	-
Payments on debt	(1,901,000)	(2,461,700)	(1,687,000)
Payments on capital lease obligations	(165,200)	(883,300)	(507,800)
Net cash provided by (used in) financing activities	7,752,000	(1,173,500)	(87,500)
Net increase (decrease) in cash and cash equivalents	3,709,000	(1,187,300)	556,900
Cash and cash equivalents, beginning of year	430,800	1,618,100	1,061,200
Cash and cash equivalents, end of year	$4,139,800	$ 430,800	$1,618,100

The accompanying notes are an integral part of these consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
(Unaudited)

Supplemental disclosures of cash flow information:

1. The Company paid $261,800, $177,100 and $489,900 of interest during 2003, 2002, and 2001, respectively. Interest in the amount of $50,100 was capitalized during 2001. There was no interest capitalized during 2003 and 2002.

2. The Company paid no income taxes during 2003, 2002, and 2001.

Supplemental schedule of noncash investing and financing activities:

1. The Company financed an equipment lease buy-out in the amount of $1,582,800 during 2003. During 2001, the Company financed an equipment lease buy-out in the amount of $167,400.

2. The Company issued 2,099,600 shares of common stock with a fair market value of $1,952,600 to a creditor as payment for services during 2003. During 2002, the Company issued 567,600 shares of common stock with a fair market value of $726,000 to certain creditors as payment for goods and services.

3. The Company issued 452,900 shares of common stock in connection with the conversion of $625,000 debenture principal during 2003.

4. The Company issued 140,700 shares of common stock with a fair market value of $148,800 to an employee as compensation for services in 2003. During 2002, the Company issued 94,500 shares of common stock with a fair market value of $87,100 to an employee as compensation for services.

5. The Company issued 2,500 shares of common stock with a fair market value of $5,000 as consideration for a mining lease in 2002.

6. The Company purchased a net smelter returns royalty in 2001 by issuing 1,050,000 shares of its common stock with a fair market value of $1,207,500.

7. The Company acquired certain real property interests in 2001 by issuing 200,000 shares of its common stock with a fair market value of $200,000.

8. Capital lease obligations of $23,400, $35,100, and $443,900 were incurred for equipment in 2003, 2002, and 2001, respectively.

9. In 2003, the Company recorded an increase to property costs of $2,095,900 in connection with adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations.* See Note 4 for a further discussion of this accounting principle.

10. Non-cash compensation expense for the Company's stock option plans under variable plan accounting was $2,462,100, $107,800, and $17,900 during 2003, 2002, and 2001, respectively.

11. The Company issued shares of common stock in the amounts of 21,700, 49,400, and 7,700 during 2003, 2002, and 2001, respectively, in connection with certain stock option exercises in which the exercise price was paid for by surrendering shares underlying the options.

The accompanying notes are an integral part of these consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Liquidity:

Canyon Resources Corporation (the Company or Canyon) is a United States based corporation involved in all phases of the mining business including exploration, permitting, developing, operating and final closure of mining projects. The Company has gold production operations in the western United States and conducts exploration activities in search of additional mineral properties (emphasizing precious metals) in the western United States and in Latin America. The principal market for the Company's precious metals products are European-based bullion trading concerns.

The Company believes that its cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from operations, and cash raised from financing activities subsequent to year end. The Company's long-term liquidity may be impacted by the scheduled wind down of operations at the Briggs Mine during 2004-2005, which is currently the only internal source of cash flow. The Company is continually evaluating business opportunities such as joint ventures and mergers and acquisitions with the objective of creating additional cash flow to sustain the corporation, provide a future source of funds for growth, as well as to continue its litigation efforts with respect to the McDonald Gold Project. Moreover, should the I-137 legal impediment be removed through litigation or voter initiative (see Note 9(d)), significant capital will be necessary to resume permitting and ultimately develop the McDonald Gold Project. While the Company believes it will be able to finance its continuing activities, there are no assurances of success in this regard or in the Company's ability to obtain additional financing through capital markets, joint ventures, or other arrangements in the future. If management's plans are not successful, operations and liquidity may be adversely impacted.

2. Basis of Presentation:

Management Estimates and Assumptions: Certain amounts included in or affecting the Company's financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions which cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company's assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company's estimates.

Consolidation Principles: The consolidated financial settlements of the Company include the accounts of Canyon and its wholly-owned subsidiaries: CR Kendall Corporation; CR Minerals Corporation; CR Briggs Corporation; CR Montana Corporation; CR International Corporation; Canyon Resources (Chile) S.A.; Canyon De Panama, S.A.; CR Brazil Corporation; Judith Gold Corporation, and its 90% owned subsidiaries: Canyon Resources Venezuela, C.A.; Canyon Resources Africa Ltd.; and Canyon Resources Tanzania Limited. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Prior Period Reclassifications: Certain prior period items have been reclassified in the consolidated financial statements to conform with the current year presentation.

3. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase and which are not subject to significant risk from changes in interest rates. The Company maintained at December 31, 2003 and 2002, a significant portion of its cash in two financial institutions. See Note 10.

3. <u>Summary of Significant Accounting Policies</u>, continued

Restricted Cash: Cash held as collateral for reclamation bonds is classified based on the expected release or use of such collateral. Cash held in trust and restricted to specific use is classified as current when expected to be used in current operations or noncurrent when expected to be used in the acquisition, maintenance, or development of noncurrent assets.

Inventories: In-process and finished goods inventory are stated at the lower of average cost or net realizable value. In-process material includes the estimated recoverable ounces of gold contained in broken-ore under leach on the heap leach pad. Costs capitalized to inventory for in-process material include i) the direct costs incurred in the mining and crushing of the rock and delivery of the ore onto the heap leach pad, ii) applicable depreciation, depletion and amortization, and iii) allocated indirect mine general and administrative overhead costs. Finished goods represent contained ounces of gold in unsold doré. Costs capitalized to inventory for finished goods include i) all of the costs included in in-process materials, ii) all direct costs incurred in the leaching and refining processes, iii) applicable depreciation, depletion and amortization, and iv) allocated indirect mine general and administrative overhead costs. Materials and supplies are stated at cost.

Available For Sale Securities: Investments in securities that have readily determinable fair values are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of Stockholders' Equity, except that declines in market value judged to be other than temporary are recognized in determining net income. Realized gains and losses on these investments are included in determining net income.

Mining Claims and Leases:

<u>Developed Mineral Interests</u>: All costs, other than acquisition costs, are expensed prior to the establishment of proven and probable reserves. Reserves designated as proven and probable are supported by a final feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are legally extractable at the time of reserve determination. Once proven and probable reserves are established, all development and other site specific costs are capitalized, including general and administrative charges for actual time and expenses incurred in connection with site supervision. If subsequent events or circumstances arise which would preclude further development of the reserves under then existing laws and regulations, no on-going costs are capitalized until the impediments have been removed.

<u>Undeveloped Mineral Interests</u>: The Company's McDonald and Seven-Up Pete mineral property interests represent intangible assets with definite lives. The lives of these assets is dependent on whether the Company is able to further develop and mine the properties. Pending the outcome of legal proceedings more fully discussed in Note 9(d), the Company has determined the useful lives to be eight years based on the time frame that it may take to conclude all legal proceedings. Accordingly, the carrying values of these properties are being amortized on a straight-line basis over this period commencing January 1, 2002 (See Note 4). If at such time these properties are reclassified as having proven and probable reserves, any remaining unamortized carrying values will be amortized on a units-of-production basis when the properties are brought into production.

Producing Properties and Equipment: Acquisition and development costs associated with properties brought into production, including the costs necessary for constructing and readying a heap leach pad, are charged to operations using the units-of-production method based on the estimated gold which can be recovered from the ore reserves processed on the heap leach pad. Costs of start-up activities and on-going costs to maintain production are expensed as incurred. Production facilities and equipment are stated at cost and are amortized over the estimated proven and probable reserves which can be recovered from the related property. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three

3. **Summary of Significant Accounting Policies, continued**

to five years. Maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are included in operations.

Impairments: The Company evaluates the carrying value of its producing properties and equipment when events or changes in circumstances warrant. For these assets, an impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of the asset are less than the carrying amount of the asset. Measurement of the impairment loss is based on discounted cash flows.

Undeveloped mineral interests are assessed for impairment at least annually, or more frequently when changes in market conditions or other events occur. Impairments are measured based on a fair value basis. Fair value with respect to such mineral interests, pursuant to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective January 1, 2002, would generally be assessed with reference to comparable property sales transactions in the market place. However, the Company is pursuing litigation and other courses of action to overturn, modify, or exempt the application of an anti-mining initiative, I-137, passed in Montana that is restricting development of the McDonald and Seven-Up Pete mineral properties. As an active market for regulatory overturns or exemptions and minerals takings lawsuits does not exist, and given the multiple potential outcomes of the litigation and other actions, the use of a decision-analysis technique for estimating fair value is appropriate. This approach combines the projected monetary values (rewards and losses) for each of the possible material outcomes with the estimated probability of occurrence. The expected values associated with potential property development and certain takings outcomes are estimated using the traditional net present value analysis of revenues, costs and capital investment cash flow projections discounted at a risk-adjusted rate reflective of the time periods associated with each possible outcome. Other ending values related to potential takings outcomes are estimated based on takings settlements that have occurred in other market situations. Based on this approach undertaken for the Company by independent consultants, management believes that a reasonable estimate of a fair value in excess of the carrying value of $16,031,400 at December 31, 2003, has been appropriately determined. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Also, the occurrence of past market transactions does not mean that such comparable amounts would be applicable to the Company's situation. Any differences between significant assumptions and market conditions could have a material effect on the fair value estimate. There is also no assurance that the Company will be successful in its litigation or other actions.

Asset Retirement Obligations: On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability. The amortization of the additional property cost (using the units of production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is recorded as a separate operating expense in the Company's Statement of Operations.

Prior to adoption of SFAS No. 143, an accrual for the Company's estimated asset retirement obligations (site specific reclamation costs for earthwork, revegetation, water treatment and dismantlement of facilities) was made using the units of production method over the life of the property and was included in cost of sales.

See Note 4 for additional discussion of the Company's adoption of SFAS No. 143 and the pro forma effects on net income and per share amounts on prior years.

3. **Summary of Significant Accounting Policies, continued:**

Revenue Recognition: Revenue from the sale of gold is recognized when delivery has occurred, title and risk of loss passes to the buyer, and collectability is reasonably assured. Gold sales are made in accordance with sales contracts where the price is fixed or determinable.

Derivative Instruments: The Company uses derivative financial instruments to manage well defined market risks associated with fluctuating gold prices. The Company primarily enters into floating rate forward sales contracts on a portion of future gold production for this purpose. The Company uses forward sales contracts to manage its exposure to gold prices. Contract prices on forward sales contracts are recognized in product sales as the designated production is sold.

Under these contracts, the Company has the option on maturity to deliver production, net financial settle in the marketplace, or roll the contract forward to a later maturity date and at new pricing terms. Consequently, the Company does not designate the contracts against specific future gold production and accordingly, these derivative instruments do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133").

These derivative instruments are recognized as assets or liabilities at fair value and are measured at least quarterly. Changes in fair value are recorded in earnings. On settlement of a contract, against which the Company has delivered gold production, the contract price is recognized as revenue from the gold sale. If financially settled, the resulting gain or loss is included in revenue if the Company had sufficient gold production to otherwise settle the contract by delivery. Gains or losses resulting from all other financially settled contracts are recorded as other income (expense). See Note 4 for a discussion on the Company's adoption of SFAS No. 133 effective January 1, 2001.

Deferred Financing Costs: Costs incurred to obtain debt financing are capitalized and amortized over the life of the debt facilities using the effective interest rate method.

Earnings Per Share: The Company computes earnings per share (EPS) by applying the provisions of Statement of Financial Accounting Standards No. 128, *Earnings per Share*. Basic EPS is computed by dividing income available to common shareholders (net income less any dividends declared on preferred stock and any dividends accumulated on cumulative preferred stock) by the weighted average number of common shares outstanding. Diluted EPS requires an adjustment to the denominator to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted to add back any convertible preferred dividends and the after-tax amount of interest recognized with any convertible debt.

Stock Compensation: In accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), the Company measures compensation cost using the intrinsic value based method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations to account for its stock option plans. However, because the Company had allowed option holders to exercise options by surrendering shares underlying vested but unexercised options in payment of the exercise price of the options, the Company's outstanding options are accounted for using variable plan accounting. As a result, while no compensation cost has been recognized at the grant date as the exercise price of all stock option grants was at least equal to 100% of the market price of the Company's common stock as of the date of grant, subsequent changes in the market price of the Company's stock to the date of exercise or forfeiture result in a change in the measure of compensation cost for the award being recognized. In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* (SFAS No. 148). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for

3. **Summary of Significant Accounting Policies, continued:**

stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. Had compensation cost been determined under the provisions of SFAS No. 123, the following pro forma net loss and per share amounts would have been recorded.

	2003 (Restated)	2002 (Restated)	2001 (Restated)
Net loss, as reported	($12,490,300)	($5,481,300)	($7,464,100)
Deduct: compensation expense determined under variable plan accounting	2,462,100	107,800	17,900
Add: compensation expense determined under fair value based method	(672,900)	(228,200)	(100,100)
Pro forma net loss	($10,701,100)	($5,601,700)	($7,546,300)
Basic and diluted loss per share			
• As reported	($0.56)	($0.29)	($0.54)
• Pro forma	($0.48)	($0.30)	($0.55)

The weighted average fair value for options granted in 2003, 2002, and 2001 was $1.03 per share, $0.66 per share, and $0.56 per share, respectively. The pro forma amounts were determined using the Black-Scholes model with the following assumptions:

	2003	2002	2001
Expected volatility			
• Incentive Stock Options	49.8%	49.0%	76.9%
• Non-Qualified Stock Options	52.4%	64.6%	76.9%
Expected option term			
• Incentive Stock Options	3 years	3 years	3 years
• Non-Qualified Stock Options	3.2 years	5 years	5 years
Weighted average risk-free interest rate			
• Incentive Stock Options	2.4%	2.4%	3.8%
• Non-Qualified Stock Options	2.3%	3.7%	5.0%
Forfeiture rate			
• Incentive Stock Options	- (1)	10%	10%
• Non-Qualified Stock Options	0.5% (2)	5%	5%

(1) Grants immediately exercisable
(2) Most grants immediately exerciseable

Income Taxes: The Company computes deferred income taxes under the asset and liability method prescribed by Statement of Financial Account Standards No. 109, *Accounting for Income Taxes.* This method recognizes the tax consequences of temporary differences between the financial statement amounts and the tax bases of certain assets and liabilities by applying statutory rates in effect when the temporary differences are expected to reverse.

4. Adoption of New Accounting Standards:

On January 1, 2003, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability. The amortization of the additional property cost (using the units of production method) is included in depreciation, depletion and amortization expense and the accretion of the discounted liability is recorded as a separate operating expense in the Company's Statement of Operations.

Prior to adoption of SFAS No. 143, an accrual for the Company's estimated asset retirement obligations (site specific reclamation costs for earthwork, revegetation, water treatment and dismantlement of facilities) was made using the units of production method over the life of the property and was included in cost of sales. Upon adoption, the Company recorded a loss of $11,700 as the cumulative effect of a change in accounting principle.

The pro forma effects on net income and per share amounts before cumulative effect of a change in accounting principle for 2002 and 2001 as if the Company had adopted SFAS No. 143 on January 1, 2002 and January 1, 2001, respectively, are presented below.

	2002 (Restated)	2001 (Restated)
Loss before cumulative effect of change in accounting principle as reported	($5,481,300)	($7,464,100)
Accretion expense	(183,200)	(182,400)
Additional depreciation expense	(194,800)	(365,600)
Reduction for reclamation accrual in cost of sales	214,000	573,000
Pro forma loss before cumulative effect of change in accounting principle	($5,645,300)	($7,439,100)
Basic and diluted loss per share before cumulative effect of change in accounting principle:		
As reported	($0.29)	($0.54)
Pro forma	($0.30)	($0.54)

The following provides a reconciliation of the Company's beginning and ending carrying values for its asset retirement obligations in the current year:

Balance, December 31, 2002	$4,122,200
Impact of adopting SFAS No. 143	332,000
Settlement of liabilities	(336,600)
Accretion expense	186,100
Balance, December 31, 2003	4,303,700
Current portion	932,500
Noncurrent portion	$3,371,200

4. **Adoption of New Accounting Standards, continued:**

On January 1, 2002, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 supersedes APB Opinion No. 17, *Intangible Assets* and addresses financial accounting and reporting for intangible assets, acquired individually or with a group of other assets at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. As the Company's mineral interests in the McDonald and Seven-Up Pete properties represent intangible assets as defined in this new standard, the Company has commenced amortizing the carrying values of these properties taking into account residual values over their useful lives. The carrying values reflect the costs of acquiring the property interests and additional development activity up to the date of the anti-mining initiative passed by the Montana electorate in November 1998. (See Note 7).

On January 1, 2002, the Company became subject to the accounting and reporting requirements of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144). SFAS No. 144 supercedes Statement of Financial Accounting Standards No. 121 but retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin off, be considered held and used until it is disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 additionally broadens the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. Upon adoption, there was no impact on the Company's results of operations or financial position.

On January 1, 2001, the Company became subject to the accounting and reporting requirements of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as subsequently amended for certain derivative instruments and hedging activities with the issuance of SFAS No. 138. These standards require that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivatives and whether they qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items. On adoption, existing hedge positions were measured at fair value. As the Company's then existing gold price protection program was a cash flow hedge, the fair market value of $315,100 was recognized as a cumulative effect adjustment in other comprehensive income. In addition, $2,769,200 of deferred income arising from the deferral in gains realized in 1999 on the monetization of a gold loan and of certain gold forward contracts that were liquidated, and reported as liabilities in the consolidated balance sheet, were reclassified as a cumulative effect adjustment in other comprehensive income.

5. **Restricted Cash:**

Restricted cash consisted of the following at December 31:

	2003	2002
Collateral for Letter of Credit [a]	$ 249,000	$ 249,000
Collateral for reclamation bonds and other contingent events [b]	150,800	149,400
Kendall Mine reclamation [c]	1,920,100	1,896,300
McDonald Gold Project cash reclamation bond [d]	500,000	-
Unexpended proceeds from gold sales [e]	-	131,900
Net proceeds from property sales [f]	272,100	182,000
Escrow deposits [g]	35,000	61,200
	3,127,000	2,669,800
Current portion	307,100	375,100
Noncurrent portion	$2,819,900	$2,294,700

(a) In connection with the issuance of certain bonds for the performance of reclamation obligations and other contingent events at the Briggs Mine, a bank Letter of Credit was provided in favor of the Surety as partial collateral for such bond obligations. The Letter of Credit is fully collateralized with cash and will expire no earlier than December 31, 2004, and at the bank's option, may be renewed for successive one-year periods.

(b) Held directly by the Surety as partial collateral for reclamation and other contingent events at the Briggs Mine.

(c) Held directly by the Montana Department of Environmental Quality in an interest bearing account for use in continuing reclamation at the Kendall minesite.

(d) Held directly by the Montana Department of Environmental Quality for reclamation at the McDonald Gold Property.

(e) The Briggs Mine loan facility required all proceeds from gold sales to be held in trust and disbursed from the collected credit balance in certain orders of priority. The outstanding balance on the loan facility was paid off on February 28, 2003.

(f) In connection with the auction of certain properties, cash has been sequestered by court order. (See Note 9(e)).

(g) Earnest money received in connection with contracted property sales in 2002 which have not yet closed are being held by the Company's escrow agent.

6. Metal Inventories:

Metal inventories consisted of the following at December 31:

	2003	2002
Broken ore under leach	$4,191,400	$8,428,200
Doré	46,900	359,500
	$4,238,300	$8,787,700

The Company wrote down its metal inventory at the Briggs Mine to net realizable value by $2,800,300, $253,800, and $1,561,800 in 2003, 2002, and 2001, respectively.

7. Undeveloped Mineral Claims and Leases:

The carrying value of the Company's undeveloped mineral claims and leases consists of the following components at December 31:

	2003			2002		
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Property:						
McDonald	$16,200,200	($4,050,000)	$12,150,200	$16,200,200	($2,025,000)	$14,175,200
Seven-Up Pete	5,175,000	(1,293,800)	3,881,200	5,175,000	(646,900)	4,528,100
	$21,375,200	($5,343,800)	$16,031,400	$21,375,200	($2,671,900)	$18,703,300

Amortization of these properties commenced in 2002 at the rate of $2,671,900 per year. The properties are being amortized over eight years with no residual value. Future amortization of $2,671,900 per year will be recognized until the properties are fully amortized or events or circumstances change. See Note 9(d) for a discussion of the legal status of the properties.

8. Notes Payable:

Notes payable consisted of the following at December 31:

	2003	2002
Briggs facility [a]	$ -	$1,355,600
Caterpillar finance [b]	1,037,400	-
Debentures [c]	2,674,000	-
	3,711,400	1,355,600
Current portion	1,037,400	1,355,600
Notes payable - Noncurrent	$2,674,000	$ -

(a) The outstanding balance on this facility was paid off on February 28, 2003. The weighted average interest rate during the first two months of 2003 was 4.9%. During 2002 and 2001, the weighted average interest rates were 4.3% and 6.8%, respectively.

(b) In January 2003, the Company exercised a lease purchase option to buy the mining fleet at the Briggs Mine for approximately $1.6 million and has arranged to finance

8. Notes Payable, continued:

the purchase price at an interest rate of 6.75%. Remaining principal is due in three equal installments, commencing in March 2004.

(c) In March 2003, the Company completed a private placement financing of 6%, two year convertible debentures, raising $3,299,000. The debentures require quarterly interest payments, and the holders have the right to convert principal to common stock of the Company, subject to certain adjustments, at any time at a conversion rate of $1.38 per share of common stock. During 2003, $625,000 of principal was converted to 452,900 shares of common stock. The remaining principal of $2,674,000, unless otherwise converted, is due March 1, 2005.

9. Commitments and Contingencies:

(a) Kendall Mine Reclamation

The Kendall Mine operates under permits granted by the Montana Department of Environmental Quality (DEQ). In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (EIS) is needed for completion of remaining reclamation at Kendall. The Company feels that it is crucial that reclamation proceed at Kendall without further delay and, therefore, disagrees with the agency decision, and is presently evaluating its course of action with regard to the DEQ's decision. The Company's estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has $1,920,100 on deposit in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b) Briggs Mine Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the U.S. Bureau of Land Management (BLM), Inyo County, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (Lahontan). These agencies have jointly required the Company to post a reclamation bond in the amount of $3,030,000 to ensure appropriate reclamation. Additionally, the Company was required by Lahontan to post a $1,010,000 bond to ensure adequate funds to mitigate any "foreseeable release", as defined, of pollutants to state waters. Both bonds are subject to annual review and adjustment.

In 2000, in response to a demand for an increase in collateral by the Surety who issued the above described bonds, the Company granted a security interest in 28,000 acres of mineral interests in Montana. In addition, the Company agreed to make cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. The Company has not made any deposits to date, and is in discussions with the Surety to reschedule the deposit requirements. If an acceptable rescheduling of the deposit requirements cannot be agreed to, the Surety could seek to terminate the bonds which could result in the Company becoming liable for the principal amounts under its collateral agreement with the Surety.

(c) Contingent Liability:

On September 25, 1997, the Company, together with its wholly-owned subsidiary, CR Montana Corporation (CR Montana), purchased a 72.25% participating interest and underlying assets in the Seven-Up Pete Venture (SPV) from CR Montana's partner in the SPV, Phelps Dodge Corporation

9. **Commitments and Contingencies, continued:**

(Phelps Dodge). The Company and its wholly-owned subsidiary now own 100% of the SPV. The SPV includes the McDonald Gold Project near Lincoln, Montana.

The Company made an initial payment of $5 million and is required to make a final payment of $10.0 million upon issuance of all permits required for construction of the McDonald Gold Project, or alternatively, one-third of any proceeds received from a takings lawsuit. Due to the contingent nature of the transaction, the Company recorded only the initial payment of $5 million as additions to mining claims and leases.

The purchase payments are collateralized only by the 72.25% participating interest and underlying assets in the SPV transferred from Phelps Dodge to the Company and CR Montana in this transaction, and the 50% co-tenancy interest in certain real property also transferred to the Company and CR Montana.

(d) Anti-Mining Initiative (I-137)

In November 1998, the Montana electorate passed an anti-mining initiative (I-137) by a vote of 52% to 48%. I-137, as modified by the State Legislature in April 1999, bans development of new gold and silver mines, which use open-pit mining methods and cyanide in the treatment and recovery process. In April 2000, the SPV filed lawsuits in Montana State District Court and in the United States District Court, seeking to have I-137 declared unconstitutional, or, alternatively, to obtain a "takings" or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. These lawsuits are based on, amongst others, (i) the right not to be deprived of property without due process of law; (ii) the right to equal protection under the laws; and (iii) the right to be protected against laws which impair the obligations of existing contracts. The United States District Court issued a ruling August 30, 2001 in which the Court dismissed the SPV's substantive due process claim but, as requested by the SPV, ruled that the remainder of the SPV's claims could be pursued at such time as the State lawsuit was concluded. The Montana State District Court issued a ruling November 1, 2001 in response to a Motion to Dismiss and a Motion For Summary Judgment by the State of Montana. In this ruling, the Court dismissed four of the SPV's fourteen counts, including its substantive due process and equal protection challenges to I-137's validity. The decision maintained for adjudication the contract impairment validity challenge, contract damage claims, and all of the takings claims. Following the November 2001 ruling by the State District Court, the State filed a new Motion for Summary Judgment as to all claims. In an Order dated December 9, 2002, the Court granted the State Summary Judgment on all of the remaining legal claims of the Company's lawsuit. On January 14, 2003, the Company filed an appeal with the Montana State Supreme Court. Oral arguments were heard by the Montana Supreme Court on October 28, 2003. The Company expects a ruling during 2004.

On March 2, 2004, the Montana Mining Association filed the language of a proposed new initiative to be placed before the voters of Montana at the November 2, 2004 ballot which, if enacted, would allow use of cyanide leaching in open-pit gold mines with appropriate engineering practices and environmental safeguards. If qualified for the ballot and then enacted by citizen vote in November 2004, this new initiative would make unnecessary any favorable court action on behalf of the Company's legal actions and would allow the Company to resume permitting of the McDonald Gold Project. In any case, the Company will continue its legal efforts until the I-137 impediment is removed.

9. **Commitments and Contingencies, continued:**

Should I-137 be overturned through the legal process or by voter initiative, significant capital will be required to resume permitting and ultimately develop the McDonald Gold Project. No assurances can be made regarding the Company's ability to obtain additional financing through capital markets, joint ventures, or other arrangements in the future.

(e) Kendall Mine Lawsuit

In October 2001, a Plaintiff group filed suit in Montana District Court against the Company and its wholly-owned subsidiary, CR Kendall Corporation, alleging violation of water rights and other torts in connection with the operation of the Kendall Mine. The Complaint seeks unspecified damages and punitive damages. The Company believes the allegations are completely without merit and that the Company will prevail in this matter.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Plaintiff group in connection with the Company's auction of certain mineral rights and fee lands in western Montana. In October 2002, the Court issued a Supplemental Order which will sequester up to $528,000 of any proceeds realized from the auction until such time as the lawsuit is concluded. As of December 31, 2003, $267,800 had been remitted to the Court as required by the Order. Including interest earned on the funds remitted, the Court held $272,100 as of December 31, 2003.

(f) Assignment of Royalty Proceeds

In October 2001, the Company issued 1,050,000 shares of common stock with a fair market value of $1,207,500 to Franco-Nevada Mining Corporation in connection with the assignment of a 2% net smelter returns royalty on the first 175,000 ounces of gold production from the Company's Briggs Mine, commencing April 1, 2001.

From April 1, 2001 through December 31, 2003, the Briggs Mine had produced 167,316 ounces of gold and will be subject to a 3% net smelter returns royalty on all remaining production once the 175,000 ounce threshold is achieved.

(g) Lease Commitments:

The Company has entered into various operating leases for office space and equipment including a mining fleet at the Briggs Mine. In January 2003, the Company exercised a lease purchase option to buy the mining fleet at the Briggs Mine for approximately $1.6 million and has arranged to finance the purchase price at an interest rate of 6.75%. At December 31, 2003, there were no operating lease payments extending beyond one year under noncancelable leases

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Currently, minimum advance royalty payments expensed total approximately $125,300 annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claim on federally owned lands at the rate of $100 per

9. Commitments and Contingencies, continued:

mining claim. The Company's present inventory of claims would require approximately $17,100 in annual rental fees, however, this amount will vary as claims are added or dropped. The Company has submitted patent applications for its Briggs claims, however, no assurances can be made that patents will be issued. The Company is also subject to rental fees to various other owners or lessors of mining claims. Currently, rental payments to these parties total approximately $16,000 annually.

Lease costs included in cost of goods sold for the years ended December 31, 2003, 2002, and 2001 were $23,800, $840,200, and $1,120,100, respectively.

Rent expense included in selling, general and administrative expense of the Company for the years ended December 31, 2003, 2002, and 2001, was $50,900, $53,200, and $44,700, respectively. Property and equipment includes equipment with a cost and accumulated amortization of $1,544,400 and $1,376,400, respectively, at December 31, 2003 and cost and accumulated amortization of $1,521,000 and $1,257,800, respectively, at December 31, 2002, for leases that have been capitalized. Future minimum lease obligations under capital leases are as follows:

2004	$ 23,200
2005	25,900
2006	10,700
Total	59,800
Less amounts representing interest	5,800
Present value of minimum lease payments	54,000
Less current obligations	20,400
Long-term obligations under capital lease	$ 33,600

(h) During 2003, the Company entered into an agreement with Gold Resource Corporation, a private Colorado Corporation, which is an affiliate of, and 40% owned by U. S. Gold Corporation, a public Colorado Corporation, to finance the exploration and possible development of a gold/silver project in the State of Oaxaca, Mexico. The Company, through December 31, 2003, had funded $400,000 of exploration and metallurgical test work and was committed to fund an additional $100,000 for engineering work. The Company is presently evaluating those results and will make a determination in the second quarter of 2004 whether to proceed to the next phase, which would require a $3.0 million commitment and allow the Company to earn a 50% interest in the project. Should the Company elect to not proceed with this phase, it will receive 600,000 shares of Gold Resource Corporation as consideration for its funding of $500,000 of exploration, engineering and metallurgical test work.

10. Certain Concentrations and Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions for the amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had a significant effect on the Company's financial position or results of operations.

The Company sold its gold and silver production predominantly to one customer during 2003, to three customers during 2002, and to two customers during 2001. Given the nature of the commodities being sold and because many other potential purchasers of gold and silver exist, it is not believed that loss of such customers would adversely affect the Company.

10. Certain Concentrations and Concentrations of Credit Risk, continued:

The Company is subject to credit risk in connection with its hedging activities as outlined in Note 11 in the event of non-performance by its counterparties. The Company uses only highly-rated creditworthy counterparties, however, and does not anticipate non-performance. The Company, however, could be subject to margin calls by its counterparties if the market price of gold significantly exceeds the contract price of its forward contracts.

11. Derivative Instruments and Price Protection Arrangements:

At December 31, 2003, the Company had 3,820 ounces outstanding on a gold forward sales contract at an average price of approximately $377 per ounce with a fair market value that was $147,200 less than the contractual amount. Unrealized gains and losses on the Company's forward contracts resulting from year to year changes in the mark-to-market calculations are as follows:

	2003	2002	2001
Unrealized gain (loss)	$340,500	$110,000	($597,600)

These unrealized gains and losses are shown as a separate line item in the other income (expense) section in the Statement of Operations.

During the first quarter of 2001, the Company closed out all forward contracts that existed at December 31, 2000 at scheduled delivery dates with its counterparties. The net gain of $315,100 associated with these contracts is included in revenues in the Statement of Operations for the year ended December 31, 2001. In addition, the Company entered into a forward position on 20,000 ounces and financially settled the contract with its counterparty, which resulted in a gain of $164,600. This amount is included in other income in the Statement of Operations for the year ended December 31, 2001.

The Company liquidated certain gold forward contracts in 1998 and 1999. The gains on the liquidations were deferred and have been recognized in operations based on the original expected settlement dates of the forward contracts. For the year ended December 31, 2001, deferred income of $0.3 million is included in revenues in the Statement of Operations in connection with the transaction.

On June 30, 1999, the Company converted its Briggs Mine gold loan to a cash loan. In connection with the conversion, the Company reduced the monetized amount of the debt to fair value, resulting in a gain of $2,528,000, which was deferred and reported as a liability in the consolidated balance sheet. On January 1, 2001, the Company adopted SFAS No. 133 and reclassified this amount as a cumulative effect adjustment in other comprehensive income. For the years ended December 31, 2002 and 2001, $1,264,000 of the gain was recognized in each period and is included in revenues in the Statement of Operations.

12. Fair Value of Financial Instruments:

The estimated fair values of the Company's financial instruments approximate carrying values at December 31, 2003, and December 31, 2002. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments.

12. Fair Value of Financial Instruments, continued:

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company's current rate of borrowing for a similar liability.

13. Income Taxes:

There was no current or deferred provision for income taxes for the years ended December 31, 2003, 2002, and 2001. The provision for income taxes differs from the amounts computed by applying the U.S. federal statutory rate as follows:

	2003 (Restated)	2002 (Restated)	2001 (Restated)
Tax at statutory rate of 34%	($4,246,700)	($1,863,600)	($2,537,800)
Net operating loss without tax benefit	4,246,700	1,863,600	2,537,800
	$ -	$ -	$ -

Deferred tax assets were comprised of the following at December 31:

	2003	2002
Deferred Tax Assets		
Reserve for mine reclamation	$ 1,705,500	$ 1,634,000
Inventories	658,200	1,252,500
Net PP&E and Other	2,878,100	3,242,600
Net operating loss carryforwards	29,262,000	25,357,500
Total gross deferred tax assets	34,503,800	31,486,600
Valuation allowance	(34,503,800)	(31,486,600)
Net deferred tax assets	$ -	$ -

Although the Company has significant deferred tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company applies a full valuation allowance to its deferred tax assets. During 2003, 2002, and 2001, the valuation allowance increased $3,017,200, $2,408,300, and $3,642,000, respectively. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences.

At December 31, 2003, the Company had net operating loss carryforwards for regular tax purposes of approximately $79,180,000 and approximately $71,816,000 of net loss carryforwards available for the alternative minimum tax. The net loss carryforwards will expire from 2004 through 2023.

14. Stock Options:

The Company adopted an Incentive Stock Option Plan on April 12, 1982, as amended (the Plan), whereby options to purchase shares of the Company's common stock may be granted to employees of the Company, including those who are also directors of the Company, or subsidiary corporations in which the Company owns greater than a 50% interest. Exercise price for the options is at least equal to 100% of the market price of the Company's common stock at the date of grant for employees who own 10% or less of the total voting stock of the Company; and 110% of the market price of the Company's common stock at the date of grant for employees who own more than 10% of the Company's voting stock. Options granted can have a term no longer than 10 years and are first exercisable at dates determined at the discretion of the Company's Board of Directors.

14. Stock Options, continued:

Incentive stock option activity during 2003, 2002, and 2001 was as follows:

	2003		2002		2001	
	Amount	Weighted Average Price	Amount	Weighted Average Price	Amount	Weighted Average Price
Outstanding, beginning of year	590,500	$1.10	546,875	$1.73	518,875	$ 3.20
Grants	155,925	$3.38	176,000	$1.15	201,000	$ 1.04
Exercises	(107,500)	$1.05	(47,250)	$1.00	(66,666)	$ 1.00
Forfeitures	-	-	-	-	(33,334)	$ 1.00
Expirations	-	-	(85,125)	$5.31	(73,000)	$11.31
Outstanding, end of year	638,925	$1.66	590,500	$1.10	546,875	$ 1.73
Exercisable, end of year	462,925	$1.86	238,500	$1.10	182,375	$ 3.02

A summary of the outstanding incentive stock options as of December 31, 2003, follows:

Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.00 - $1.09	155,000	2.9 years	$1.04
$1.10 - $1.19	328,000	3.0 years	$1.14
$1.20 - $3.38	155,925	4.9 years	$3.38

At December 31, 2003, there were 28,453 shares reserved for future issuance under the Plan.

On March 20, 1989, the Company's Board of Directors approved the adoption of a Non-Qualified Stock Option Plan (the Non-Qualified Plan). Under the Non-Qualified Plan, the Board of Directors may award stock options to consultants, directors and key employees of the Company, and its subsidiaries and affiliates, who are responsible for the Company's growth and profitability. The Non-Qualified Plan does not provide criteria for determining the number of options an individual shall be awarded, or the term of such options, but confers broad discretion on the Board of Directors to make these decisions. Options granted under the Non-Qualified Plan may not have a term longer than 10 years or an exercise price less than 50 percent of the fair market value of the Company's common stock at the time the option is granted.

Non-qualified stock option activity during 2003, 2002, and 2001 was as follows:

	2003		2002		2001	
	Amount	Weighted Average Price	Amount	Weighted Average Price	Amount	Weighted Average Price
Outstanding, beginning of year	320,000	$1.32	257,500	$ 1.06	255,000	$1.17
Grants	411,601	$2.63	140,000	$ 1.82	30,000	$1.05
Exercises	(25,000)	$1.00	(75,000)	$ 1.00	-	-
Forfeitures	-	-	-	-	-	-
Expirations	(2,500)	$3.24	(2,500)	$12.00	(27,500)	$2.11
Outstanding, end of year	704,101	$2.09	320,000	$ 1.32	257,500	$1.06
Exercisable, end of year	664,101	$2.13	290,000	$ 1.22	227,500	$1.06

14. Stock Options, continued:

A summary of the outstanding non-qualified stock options as of December 31, 2003, follows:

Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Less than $1.00	67,500	1.3 years	$0.70
$1.00 - $1.99	374,526	2.2 years	$1.52
$2.00 - $2.99	30,000	3.4 years	$2.30
$3.00 - $3.99	232,075	4.9 years	$3.38

At December 31, 2003, there were grants for 232,075 underlying shares which are subject to shareholder approval for an increase in the aggregate shares under the Non-Qualified Plan. The Company expects to set forth a proposal to increase the shares under the Plan for vote by the shareholders at its Annual Meeting of Shareholders scheduled for June 10, 2004. The grants will become null and void if the Company's shareholders fail to approve an increase in the aggregate number of shares under the Plan.

15. Earnings Per Share (EPS):

The Company computes EPS by applying the provisions of Financial Accounting Standards No. 128, *Earnings per Share*. As the Company reported net losses for all years presented, inclusion of common stock equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company's basic and diluted EPS computations are the same for all years presented. Common stock equivalents in 2003, 2002, and 2001 that were not included in the computation of diluted EPS because the effect would be antidilutive were 5,068,300, 1,974,900, and 757,900, respectively.

16. Restatement of Financial Information:

The Company has restated its financial statements to account for the Company's stock option plans using variable plan accounting, insofar as the Company has permitted option holders to exercise options by surrendering shares underlying unexercised options in payment of the exercise price of the options. While the Company had accounted for options issued under the plans as fixed awards, it has been determined that variable plan accounting would be appropriate. The use of variable plan accounting requires a charge to compensation expense, commencing at the grant date, in an amount by which the market price of the Company's stock covered by the grant exceeds the option price. This accounting continues and subsequent changes in the market price of the Company's stock from the date of grant to the date of exercise or forfeiture result in a change in the measure of compensation cost for the award being recognized but not resulting in an accumulated adjustment below zero. These adjustments are reflected in the Consolidated Financial Statements with effect as of January 1, 2001 and increased the Company's net loss by $2,462,100, or $0.11 per share in 2003, $107,800 in 2002, and $17,900, in 2001. The adjustments had no effect on per share amounts in 2002 and 2001. The adjustments also increased net losses of years prior to 2001 by $1,876,600 and therefore increased Retained Deficit by $1,876,600 at January 1, 2001.

The following sets forth the effects of the aforementioned restatements to the Company's Consolidated Balance Sheet at December 31, 2003 and December 31, 2002, and its Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001.

16. Restatement of Prior Financial Information, continued:

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2003		
	As Previously Reported	Adjustment	As Restated
ASSETS			
Total assets	$36,407,600	$ -	$36,407,600
LIABILITIES AND STOCKHOLDERS' EQUITY			
Total Liabilities	10,694,700	-	10,694,700
Common stock	255,900	-	255,900
Capital in excess of par value	112,135,800	4,728,600 [a]	116,864,400
Deferred compensation	-	(264,200) [b]	(264,200)
Deficit	(86,678,800)	(4,464,400) [c]	(91,143,200)
Total Stockholders' Equity	25,712,900	-	25,712,900
Total Liabilities and Stockholders' Equity	$36,407,600	$ -	$36,407,600

	December 31, 2002		
	As Previously Reported	Adjustment	As Restated
ASSETS			
Total assets	$37,025,900	$ -	$37,025,900
LIABILITIES AND STOCKHOLDERS' EQUITY			
Total Liabilities	10,530,500	-	10,530,500
Common stock	188,500	-	188,500
Capital in excess of par value	102,957,500	2,008,800 [a]	104,966,300
Deferred compensation	-	(6,500) [b]	(6,500)
Deficit	(76,650,600)	(2,002,300) [c]	(78,652,900)
Total Stockholders' Equity	26,495,400	-	26,495,400
Total Liabilities and Stockholders' Equity	$37,025,900	$ -	$37,025,900

(a) Total compensation accrued (vested and non-vested in-the-money stock option awards outstanding and stock options exercised).
(b) Non-vested in-the-money stock option awards outstanding.
(c) Cumulative effect (vested in-the-money stock option awards outstanding and stock options exercised).

16. Restatement of Prior Financial Information, continued:

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003		
	As Previously Reported	Adjustment	As Restated
REVENUE			
Sales	$13,010,100	$ -	$13,010,100
EXPENSES			
Cost of sales	14,888,600	17,600 (d)	14,906,200
Depreciation, depletion and amortization	5,854,500	-	5,854,500
Selling, general and administrative	1,586,600	2,341,000 (e)	3,927,600
Exploration and development costs	865,000	103,500 (f)	968,500
Accretion expense	186,100	-	186,100
Gain on asset disposals	(85,300)	-	(85,300)
	23,295,500	2,462,100	25,757,600
OTHER INCOME (EXPENSE)	268,900	-	268,900
Loss before cumulative effect of change in accounting principle	(10,016,500)	(2,462,100)	(12,478,600)
Cumulative effect of change in accounting principle	(11,700)	-	(11,700)
Net loss	($10,028,200)	($2,462,100)	($12,490,300)
Basic and diluted net loss per share	($0.45)	($0.11)	($0.56)
Weighted average shares outstanding	22,487,100	22,487,100	22,487,100

	Year Ended December 31, 2002		
	As Previously Reported	Adjustment	As Restated
REVENUE			
Sales	$17,377,100	$ -	$17,377,100
EXPENSES			
Cost of sales	15,462,300	2,000 (d)	15,464,300
Depreciation, depletion and amortization	8,054,700	-	8,054,700
Selling, general and administrative	1,332,300	100,800 (e)	1,433,100
Exploration and development costs	592,600	5,000 (f)	597,600
Gain on asset disposals	(2,801,100)	-	(2,801,100)
	22,640,800	107,800	22,748,600
OTHER INCOME (EXPENSE)	(109,800)	-	(109,800)
Net loss	($5,373,500)	($ 107,800)	($5,481,300)
Basic and diluted net loss per share	($0.29)	-	($0.29)
Weighted average shares outstanding	18,854,500	18,854,500	18,854,500

16. Restatement of Prior Financial Information continued:

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2001		
	As Previously Reported	Adjustment	As Restated
REVENUE			
Sales	$28,126,000	$ -	$28,126,000
EXPENSES			
Cost of sales	23,319,000	8,700 [(d)]	23,327,700
Depreciation, depletion and amortization	9,757,700	-	9,757,700
Selling, general and administrative	1,261,700	8,900 [(e)]	1,270,600
Exploration and development costs	481,800	300 [(f)]	482,100
Gain on asset disposals	(201,400)	-	(201,400)
	34,618,800	17,900	34,636,700
OTHER INCOME (EXPENSE)	(953,400)	-	(953,400)
Net loss	($7,446,200)	($17,900)	($7,464,100)
Basic and diluted net loss per share	($0.54)	-	($0.54)
Weighted average shares outstanding	13,743,200	13,743,200	13,743,200

(d) Compensation expense associated with stock options granted to employees at the Briggs Mine.
(e) Compensation expense associated with stock options granted to management, non-employee directors, and consultants.
(f) Compensation expense associated with stock options granted to employees of the McDonald Gold Project.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2003		
	As Previously Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	($10,028,200)	($2,462,100)	($12,490,300)
Adjustments to reconcile net loss to net cash used in operating activities	9,075,400	2,462,100 [(g)]	11,537,500
Net cash used in operating activities	(952,800)	-	(952,800)
Cash flows from investing activities:			
Net cash used in investing activities	(3,090,200)		(3,090,200)
Cash flows from financing activities:			
Net cash provided by financing activities	7,752,000		7,752,000
Net increase in cash and cash equivalents	3,709,000		3,709,000
Cash and cash equivalents, beginning of year	430,800		430,800
Cash and cash equivalents, end of year	$4,139,800		$4,139,800

16. Restatement of Prior Financial Information, continued:

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002		
	As Previously Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	($5,373,500)	($107,800)	($5,481,300)
Adjustments to reconcile net loss to net cash used in operating activities	2,611,800	107,800 (g)	2,719,600
Net cash used in operating activities	(2,761,700)	-	(2,761,700)
Cash flows from investing activities:			
Net cash provided by investing activities	2,747,900		2,747,900
Cash flows from financing activities:			
Net cash used in financing activities	(1,173,500)		(1,173,500)
Net decrease in cash and cash equivalents	(1,187,300)		(1,187,300)
Cash and cash equivalents, beginning of year	1,618,100		1,618,100
Cash and cash equivalents, end of year	$ 430,800		$ 430,800

	Year Ended December 31, 2001		
	As Previously Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	($7,446,200)	($17,900)	($ 7,464,100)
Adjustments to reconcile net loss to net cash used in operating activities	10,980,600	17,900 (g)	10,998,500
Net cash provided by operating activities	3,534,400	-	3,534,400
Cash flows from investing activities:			
Net cash used in investing activities	(2,890,000)		(2,890,000)
Cash flows from financing activities:			
Net cash used in financing activities	(87,500)		(87,500)
Net increase in cash and cash equivalents	556,900		556,900
Cash and cash equivalents, beginning of year	1,061,200		1,061,200
Cash and cash equivalents, end of year	$1,618,100		$1,618,100

(g) Non-cash compensation expense.

17. Recently Issued Financial Accounting Standards:

Effective January 1, 2003, the Company adopted Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN No. 45). FIN No. 45 broadens the disclosures to be made by the guarantor about its obligations under certain guarantees. FIN No. 45 also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. Adoption of FIN No. 45 did not have an impact on the Company's financial position, results of operations or cash flows at December 31, 2003, or for the year then ended.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, (FIN No. 46) which provides guidance on the identification and reporting for entities over which control is achieved through means other than voting rights. FIN No. 46 defines such entities as variable interest entities (VIEs). A FASB Staff Position issued in October 2003 deferred the effective date of FIN No. 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46R) which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities created after December 15, 2003. Application for entities created before January 1, 2004 is required in financial statements for periods ending after March 15, 2004. The Company believes it has no such variable interest entities and as a result FIN No. 46 did not have an impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 did not have any impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* providing guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS No. 150 was originally effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003, and was to be applied prospectively. However, on October 29, 2003, the FASB decided to defer the provisions of paragraphs nine and ten of SFAS No. 150 as they apply to mandatorily redeemable non-controlling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS No. 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The FASB also decided to (i) preclude any "early" adoption of the provisions of paragraphs nine and ten for these non-controlling interests during the deferral period; and (ii) require the restatement of any financial statements that have been issued where those provisions were applied to mandatorily redeemable non-controlling interests. SFAS No. 150 did not have any impact on the Company's financial position, results of operations, or cash flows at December 31, 2003, or for the year then ended.

18. Subsequent Event

In March 2004, the Company raised $7,127,300 through the sale of 1,631,000 shares of common stock at a price of $4.37 per share. The shares were registered through a shelf registration statement declared effective by the Securities and Exchange Commission on February 27, 2004.

SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)

	2003 RESTATED			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$3,862,600	$3,387,100	$3,208,700	$2,551,700
Operating loss [(1) (2)]	($2,489,900)	($3,087,700)	($2,486,900)	($4,683,000)
Net loss [(1) (2)]	($1,928,600)	($3,024,300)	($2,727,200)	($4,810,200)
Net loss per share [(2)]	($ 0.10)	($ 0.14)	($ 0.12)	($ 0.19)
	2002 RESTATED			
Sales	$4,042,300	$2,838,000	$4,903,600	$5,593,200
Operating loss [(1) (2)]	($2,096,500)	($1,397,700)	($ 551,700)	($1,325,600)
Net loss [(1) (2)]	($3,068,200)	($1,607,700)	($ 140,300)	($ 665,100)
Net loss per share [(2)]	($ 0.18)	($ 0.08)	($ 0.01)	($ 0.03)

[(1)] Includes write downs of inventory to net realizable value as follows:

	2003	2002
First quarter	$ 538,100	-
Second quarter	$1,185,800	-
Third quarter	$ 433,800	-
Fourth quarter	$ 642,600	$253,800

The write downs of inventories in 2003 were a result of high unit costs of production resulting from lower production levels.

[(2)] Operating loss, net loss and per share amounts have been restated. This is discussed more fully in Note 16 to the Consolidated Financial Statements. The impact of these adjustments on the Company's quarterly financial results are as follows:

	As Previously Reported			Adjustments			As Restated		
	Operating Loss	Net Loss	Per Share	Operating Loss	Net Loss	Per Share	Operating Loss	Net Loss	Per Share
	2003								
First Quarter	($2,445,300)	($1,884,000)	($0.09)	($ 44,600)	($ 44,600)	($0.01)	($2,489,900)	($1,928,600)	($0.10)
Second Quarter	($2,989,800)	($2,926,400)	($0.14)	($ 97,900)	($ 97,900)	-	($3,087,700)	($3,024,300)	($0.14)
Third Quarter	($2,209,800)	($2,450,100)	($0.11)	($ 277,100)	($ 277,100)	($0.01)	($2,486,900)	($2,727,200)	($0.12)
Fourth Quarter	($2,640,500)	($2,767,700)	($0.11)	($2,042,500)	($2,042,500)	($0.08)	($4,683,000)	($4,810,200)	($0.19)
	2002								
First Quarter	($1,819,900)	($2,791,600)	($0.17)	($ 276,600)	($ 276,600)	($0.01)	($2,096,500)	($3,068,200)	($0.18)
Second Quarter	($1,112,300)	($1,322,300)	($0.07)	($ 285,400)	($ 285,400)	($0.01)	($1,397,700)	($1,607,700)	($0.08)
Third Quarter	($ 553,700)	($ 142,300)	($0.01)	$ 2,000	$ 2,000	-	($ 551,700)	($ 140,300)	($0.01)
Fourth Quarter	($1,777,800)	($1,117,300)	($0.04)	$ 452,200	$ 452,200	$0.01	($1,325,600)	($ 665,100)	($0.03)

ITEM 9(a). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation by the Company's management as of the end of the period covered by this Annual Report on Form 10-K/A, subject to and except for the discussion below and elsewhere in this Form 10-K/A concerning the restatement of our financial statements, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined by regulations of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The restatement of the Company's financial statements contained in this Form 10-K/A are described in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Restatement of Financial Information," and in Note 16 of the Notes to the Consolidated Financial Statements included in Part II, Item 8.

The Company's independent auditors, PricewaterhouseCoopers LLP, identified and communicated to the Company and its Audit Committee a material weakness which is also a reportable condition (as defined under standards established by the AICPA) relating to the Company's internal controls and procedures over its financial reporting for stock option plans. In response thereto, the Company has performed a review of all stock option plans and the method of all related stock option exercises by employees since the plan's inception in 1982. This review identified that a minority (approximately 25%) of the employee stock options were exercised using the share withholding method for payment of the exercise price. Based on this review, the Company determined that the stock option plans would have to be recorded in the financial statements under variable plan accounting, which resulted in the restatement discussed in this Form 10-K/A. In response to this matter, the Company, during the second quarter 2004, has put additional internal controls in place over the accounting for these stock option plans.

The Company has identified no changes in internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as described above.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements (included in Part II of this Report)

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2003 and 2002

Consolidated Statements of Operations – Years Ended December 31, 2003, 2002, and 2001

Consolidated Statements of Changes in Stockholders' Equity – Years Ended December 31, 2003, 2002, and 2001

Consolidated Statements of Cash Flows – Years Ended December 31, 2003, 2002, and 2001

Notes to Consolidated Financial Statements

Selected Quarterly Financial Data (Unaudited)

(b) A report on Form 8-K was filed on November 14, 2003 in connection with the Company's news release announcing its financial results for the third quarter of 2003.

(c) Exhibits, as required by Item 601 of Regulation S-K, are listed on pages 54 - 55. The exhibit numbers correspond to the numbers assigned in Item 601 of Regulation S-K.

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation of the Company, as amended (1)
3.1.1	Executed Certificate of Designations, dated December 26, 1990, as filed with the Delaware Secretary of State on December 26, 1990 (2)
3.2	Bylaws of the Company, as amended (3)
4.1	Specimen Common Stock Certificate (4)
4.2	Specimen Warrant Certificate (5)
4.4	Rights Agreement dated March 20, 1997, between Canyon Resources Corporation and American Securities Transfer & Trust, Inc. (6)
4.5	Specimen Debenture (7)
10.1	Change of Control Agreements, dated December 6, 1991, between the Company and Richard H. De Voto and Gary C. Huber (8)
10.2	Loan Agreement dated December 6, 1995, among CR Briggs Corporation as Borrower and Banque Paribas as Agent (9)
10.2.1	Amendment No. 1 to Loan and Guarantee Agreements dated April 8, 1998, among CR Briggs Corporation, Canyon Resources Corporation, and Banque Paribas as Agent (10)
10.2.2	Amendment No. 2 to Loan and Guarantee Agreements dated August 19, 1998, among CR Briggs Corporation, Canyon Resources Corporation, and Banque Paribas as Agent (10)
10.2.3	Amendment No. 3 to Loan Agreement and Waiver dated July 8, 1999, among CR Briggs Corporation and Banque Paribas as Agent (11)
10.2.4	Amendment No. 4 to Loan Agreement and Waiver dated March 26, 2001, among CR Briggs Corporation and BNP Paribas, as successor-in-interest to Banque Paribas as Agent (12)
10.2.5	Amendment No. 5 to Loan Agreement and Waiver dated March 25, 2002, among CR Briggs Corporation, Canyon Resources Corporation, and Banque Paribas, as Agent (13)
10.2.6	Amendment No. 6 to Loan Agreement and Waiver dated June 14, 2002, among CR Briggs Corporation and BNP Paribas, as successor-in-interest to Banque Paribas as Agent (14)
10.3	Master Tax Lease dated December 27, 1995, between CR Briggs Corporation and Caterpillar Financial Services Corporation (9)
10.4	Purchase Agreement dated September 25, 1997, between Phelps Dodge Corporation, acting through its division, Phelps Dodge Mining Company, and CR Montana Corporation and Canyon Resources Corporation (15)
10.4.1	Second Amendment and Supplement to Purchase Agreement dated September 17, 1999, between Phelps Dodge Corporation, acting through its division, Phelps Dodge Mining Company, CR Montana Corporation and Canyon Resources Corporation, and Seven-Up Pete Joint Venture (11)
10.5	Assignment of Royalty Proceeds, effective as of April 1, 2001, between Canyon Resources Corporation and Franco-Nevada Mining Corporation, Inc. (16)
21.1	Subsidiaries of the Registrant (17)
23.1*	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Chlumsky, Armbrust & Meyer (17)
31.1*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

(1) Exhibit 3.1 is incorporated by reference from Exhibit 3.1(a) to the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000.
(2) Exhibit 3.1.1 is incorporated by reference from Exhibit 4 of the Company's Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 1990.
(3) Exhibit 3.2 is incorporated by reference from Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(4) Exhibit 4.1 is incorporated by reference from the Company's Registration Statement on Form 8-A as declared effective by the Securities and Exchange Commission on March 18, 1986.
(5) Exhibit 4.2 is incorporated by reference from Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2002.
(6) Exhibit 4.4 is incorporated by reference from Exhibit 4 of the Company's Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 1997.
(7) Exhibit 4.5 is incorporated by reference from Exhibit 4.5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
(8) Exhibit 10.1 is incorporated by reference from Exhibit 10.20 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(9) Exhibits 10.2 and 10.3 are incorporated by reference from Exhibits 4.9, 4.10, 10.22 and 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(10) Exhibits 10.2.1 and 10.2.2 are incorporated by reference from Exhibits 10.2.1 and 10.2.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
(11) Exhibits 10.2.3 and 10.4.1 are incorporated by reference from Exhibits 10.2.3 and 10.4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
(12) Exhibit 10.2.4 is incorporated by reference from Exhibit 10.2.4 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.
(13) Exhibit 10.2.5 is incorporated by reference from Exhibit 10.2.5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.
(14) Exhibit 10.2.6 is incorporated by reference from Exhibit 10.2.6 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002.
(15) Exhibit 10.4 is incorporated by reference from Exhibit 2 of the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 1997.
(16) Exhibit 10.5 is incorporated by reference from Exhibit 1.1 of the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2001.
(17) Exhibits 21.1 and 23.2 are incorporated by reference from Exhibits 21.1 and 23.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CANYON RESOURCES CORPORATION

Date: May 27, 2004

/s/ Richard H. De Voto
Richard H. De Voto
Principal Executive Officer

Date: May 27, 2004

/s/ Gary C. Huber
Gary C. Huber
Principal Financial and Accounting Officer